As confidentially submitted to the Securities and Exchange Commission on June 17, 2014

Registration No. 333-________

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Confidential Draft Submission No. 1

FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

ETF Managers Group Commodity Trust I

(Registrant)

Delaware
(State or other jurisdiction of incorporation or organization)

6770
(Primary Standard Industrial Classification Code Number)

(I.R.S. Employer Identification No.)

c/o ETF Managers Capital LLC
35 Beechwood Road
Suite B
Summit, NJ 07901
Phone: (908) 897-0510

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Samuel Masucci III
Chief Executive Officer
ETF Managers Capital LLC
35 Beechwood Road
Suite B
Summit, NJ 07901
Phone: (908) 897-0510

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:
W. Thomas Conner, Esq.
Reed Smith LLP
1301 K Street, N.W.
Suite 1100, East Tower
Washington, DC 20005-3317

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company under Rule 12b-2 of the Securities Exchange Act of 1934. (Check one):

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐	Smaller reporting company ☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share*	Proposed Maximum Aggregate Offering Price*	Amount of Registration Fee*
Common shares of Rising Rate Fund, a series of the Registrant

*	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(d) under the Securities Act of 1933. (To be completed by pre-effective amendment)

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

As confidentially submitted to the Securities and Exchange Commission on June 17, 2014 pursuant to the Jumpstart Our Business Startups Act.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND SUBJECT TO CHANGE. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

Preliminary Prospectus Subject to Change Dated June 17, 2014

PROSPECTUS

RISING RATE FUND

___________ Shares

*Principal U.S. Listing Exchange: NYSE Arca, Inc.

The Rising Rate Fund (the “Fund”), a series of the ETF Managers Group Commodity Trust I (the “Trust”), is an exchange traded fund that issues shares that trade on the NYSE Arca stock exchange (“NYSE Arca”). The Fund’s investment objective is to profit from rising interest rates by maintaining a portfolio with a benchmark equal to a targeted negative 10 year average effective duration, which is principally established and maintained using exchange traded futures and options on futures on U.S. Treasury securities. The Fund does not use futures contracts or options to obtain leveraged investment results. The Fund’s assets will consist primarily of exchange traded futures and options on futures on U.S. Treasury securities, including deposits with its futures commission merchant held as collateral, U.S. Treasury securities, cash and cash equivalents.

The Fund and the Trust are managed and controlled by their sponsor and investment manager, ETF Managers Capital LLC (the “Sponsor”), a limited liability company that is a commodity pool operator registered with the Commodity Futures Trading Commission (“CFTC”) under the Commodity Exchange Act. The Fund pays the Sponsor a management fee (the “Management Fee”), calculated daily and paid monthly, equal to 0.50% annually. The Fund is also responsible for paying all of the routine operational, administrative and other ordinary expenses of the Fund, including, but not limited to, fees and expenses attributable to its administration, custody, fund accounting, transfer agency, Delaware trustee, distribution, brokerage, professional, tax return preparation, regulatory compliance, and other services provided by affiliated and non-affiliated service providers (collectively, “Other Expenses”). The Sponsor has contractually agreed to waive its receipt of the Management Fee and/or reimburse the Fund for its expenses (excluding brokerage fees, interest expenses, and extraordinary expenses) to cap the Fund’s total annual expenses (“Total Expenses”) (i.e., the Management Fee plus Other Expenses) at 1.50% through February 1, 2016. After that date, the expense limitation may be terminated and Fund shareholders may incur expenses higher than 1.50% annually. It cannot be predicted with any certainty what such expenses could be. The Fund may also be responsible for certain non-recurring or extraordinary fees and expenses.

In order for a hypothetical investment in shares to break even over the next 12 months, assuming a selling price of $25.00 (the price at which the Fund expects to initially offer shares), the investment would have to generate 1.52% return or $____.

The Fund is an exchange traded fund. This means that most investors who decide to buy or sell shares of the Fund shares place their trade orders through their brokers and may incur customary brokerage commissions and charges. Shares trade on the NYSE Arca under the ticker symbol “RISE” and are bought and sold throughout the trading day at bid and ask prices like other publicly traded securities.

Shares trade on the NYSE Arca after they are initially purchased by “Authorized Participants,” institutional firms that purchase shares in blocks of 25,000 shares called “baskets” through the Fund’s distributor, Esposito Securities, LLC (the “Distributor”). [____________________] is expected to be the initial Authorized Participant. The price of a basket is equal to the net asset value of 25,000 shares on the day that the order to purchase the basket is accepted by the Distributor. The offering of the Fund’s shares is a “best efforts” offering, which means that neither the Distributor nor any Authorized Participant is required to purchase a specific number or dollar amount of shares. The Fund pays the Distributor a distribution fee consisting of a fixed annual amount plus an incentive fee based the amount of shares sold. Authorized Participants will not receive from the Fund, the Sponsor or any of their affiliates any fee or other compensation in connection with the sale of shares. Aggregate compensation paid to the Distributor and any affiliate of the Sponsor for distribution-related services in connection with this offering of shares will not exceed 10% of the gross proceeds of the offering.

Investors who buy or sell shares during the day from their broker may do so at a premium or discount relative to the market value of the Fund’s total net assets due to supply and demand forces at work in the secondary trading market for shares that are closely related to, but not identical to, the same forces influencing the prices of the futures and options on U.S. Treasury securities in which the Fund invests and the U.S. Treasury securities and other cash equivalents that the Fund holds. Investing in the Fund involves significant risks. See “Risk Factors Involved with an Investment in the Fund” beginning on page 6.

The offering of the Fund’s shares is registered with the SEC in accordance with the Securities Act of 1933 (the “1933 Act”). The offering is intended to be a continuous offering and is not expected to terminate until all of the registered shares have been sold or three years from the date of the original offering, whichever is earlier, although the offering may be temporarily suspended if and when no suitable investments for the Fund are available or practicable. The Fund is not a mutual fund registered under the Investment Company Act of 1940 (“1940 Act”) and is not subject to regulation under such act.

NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES OFFERED IN THIS PROSPECTUS, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The Fund is a commodity pool and the Sponsor is a commodity pool operator subject to regulation by the Commodity Futures Trading Commission the (“CFTC”) and the National Futures Association (the “NFA”) under the Commodity Exchange Act of 1976. The Sponsor will be registered with the CFTC as a commodity pool operator and will apply for membership with the NFA. [To be updated by Pre-Effective Amendment]

THE COMMODITY FUTURES TRADING COMMISSION HAS NOT PASSED UPON THE MERITS OF PARTICIPATING IN THIS POOL NOR HAS THE COMMISSION PASSED ON THE ADEQUACY OR ACCURACY OF THIS DISCLOSURE DOCUMENT.

The date of this prospectus is June 17, 2014.

COMMODITY FUTURES TRADING COMMISSION

RISK DISCLOSURE STATEMENT

YOU SHOULD CAREFULLY CONSIDER WHETHER YOUR FINANCIAL CONDITION PERMITS YOU TO PARTICIPATE IN A COMMODITY POOL. IN SO DOING, YOU SHOULD BE AWARE THAT COMMODITY INTEREST TRADING CAN QUICKLY LEAD TO LARGE LOSSES AS WELL AS GAINS. SUCH TRADING LOSSES CAN SHARPLY REDUCE THE NET ASSET VALUE OF THE POOL AND CONSEQUENTLY THE VALUE OF YOUR INTEREST IN THE POOL. IN ADDITION, RESTRICTIONS ON REDEMPTIONS MAY AFFECT YOUR ABILITY TO WITHDRAW YOUR PARTICIPATION IN THE POOL.

FURTHER, COMMODITY POOLS MAY BE SUBJECT TO SUBSTANTIAL CHARGES FOR MANAGEMENT, AND ADVISORY AND BROKERAGE FEES. IT MAY BE NECESSARY FOR THOSE POOLS THAT ARE SUBJECT TO THESE CHARGES TO MAKE SUBSTANTIAL TRADING PROFITS TO AVOID DEPLETION OR EXHAUSTION OF THEIR ASSETS. THIS DISCLOSURE DOCUMENT CONTAINS A COMPLETE DESCRIPTION OF EACH EXPENSE TO BE CHARGED THIS POOL AT PAGE 21 AND A STATEMENT OF THE PERCENTAGE RETURN NECESSARY TO BREAK EVEN, THAT IS, TO RECOVER THE AMOUNT OF YOUR INITIAL INVESTMENT, AT PAGE 22.

THIS BRIEF STATEMENT CANNOT DISCLOSE ALL THE RISKS AND OTHER FACTORS NECESSARY TO EVALUATE YOUR PARTICIPATION IN THIS COMMODITY POOL. THEREFORE, BEFORE YOU DECIDE TO PARTICIPATE IN THIS COMMODITY POOL, YOU SHOULD CAREFULLY STUDY THIS DISCLOSURE DOCUMENT, INCLUDING THE DESCRIPTION OF THE PRINCIPAL RISK FACTORS OF THIS INVESTMENT, AT PAGE 6.

SWAPS TRANSACTIONS, LIKE OTHER FINANCIAL TRANSACTIONS, INVOLVE A VARIETY OF SIGNIFICANT RISKS. THE SPECIFIC RISKS PRESENTED BY A PARTICULAR SWAP TRANSACTION NECESSARILY DEPEND UPON THE TERMS OF THE TRANSACTION AND YOUR CIRCUMSTANCES. IN GENERAL, HOWEVER, ALL SWAPS TRANSACTIONS INVOLVE SOME COMBINATION OF MARKET RISK, CREDIT RISK, COUNTERPARTY CREDIT RISK, FUNDING RISK, LIQUIDITY RISK, AND OPERATIONAL RISK.

HIGHLY CUSTOMIZED SWAPS TRANSACTIONS IN PARTICULAR MAY INCREASE LIQUIDITY RISK, WHICH MAY RESULT IN A SUSPENSION OF REDEMPTIONS. HIGHLY LEVERAGED TRANSACTIONS MAY EXPERIENCE SUBSTANTIAL GAINS OR LOSSES IN VALUE AS A RESULT OF RELATIVELY SMALL CHANGES IN THE VALUE OR LEVEL OF AN UNDERLYING OR RELATED MARKET FACTOR.

IN EVALUATING THE RISKS AND CONTRACTUAL OBLIGATIONS ASSOCIATED WITH A PARTICULAR SWAP TRANSACTION, IT IS IMPORTANT TO CONSIDER THAT A SWAP TRANSACTION MAY BE MODIFIED OR TERMINATED ONLY BY MUTUAL CONSENT OF THE ORIGINAL PARTIES AND SUBJECT TO AGREEMENT ON INDIVIDUALLY NEGOTIATED TERMS. THEREFORE, IT MAY NOT BE POSSIBLE FOR THE COMMODITY POOL OPERATOR TO MODIFY, TERMINATE, OR OFFSET THE POOL’S OBLIGATIONS OR THE POOL’S EXPOSURE TO THE RISKS ASSOCIATED WITH A TRANSACTION PRIOR TO ITS SCHEDULED TERMINATION DATE.

Table of Contents

This prospectus is in two parts: a disclosure document and a Statement of Additional Information. These parts are bound together, and both parts contain important information.

- i -

Transfer of Shares	SAI-3
What is the Plan of Distribution?	SAI-4
Calculating NAV	SAI-5
Creation and Redemption of Shares	SAI-6
Use of Proceeds	SAI-11
- ii -

Prospectus Summary

This is only a summary of the prospectus and, while it contains material information about the Fund and its shares, it does not contain or summarize all of the information about the Fund and the shares contained in this prospectus that is material and/or which may be important to you. You should read this entire prospectus, including “Risk Factors Involved with an Investment in the Fund” beginning on page 6, before making an investment decision about the shares. For a glossary of defined terms, see Appendix A.

The ETF Managers Group Commodity Trust I (the “Trust”) is a Delaware statutory trust formed on June __, 2014. The Trust is a series trust formed pursuant to the Delaware Statutory Trust Act, of which the Fund is currently the sole series. The Fund is a commodity pool that issues common shares of beneficial interest that may be purchased and sold on the NYSE Arca stock exchange (“NYSE Arca”). The Fund is managed and controlled by ETF Managers Capital LLC (the “Sponsor”). The Sponsor will be registered with the Commodity Futures Trading Commission (“CFTC”) as a commodity pool operator (“CPO”) and will apply for membership with the National Futures Association (“NFA”).

The Fund’s Investment Objective and Strategy

The Fund’s investment objective is to profit from rising interest rates by maintaining a portfolio with a benchmark equal to a targeted negative 10 year average effective duration, which is principally established and maintained using exchange traded futures and options on futures on 2, 5 and 10-year U.S. Treasury securities. The Fund does not use futures contracts or options to obtain leveraged investment results. The Fund’s assets will consist primarily of exchange traded futures and options on futures on U.S. Treasury securities, including deposits with its futures commission merchant held as collateral, U.S. Treasury securities, cash and other cash equivalents. U.S. Treasury securities are debt obligations issued by the United States Department of the Treasury and include Treasury bills, Treasury notes and Treasury bonds (“U.S. Treasuries”).

The Fund will principally invest in exchange traded futures and options on futures on 2, 5 and 10-year U.S. Treasuries. The Fund may also invest in over-the-counter swaps and other derivative instruments involving U.S. Treasuries if the Sponsor believes that market conditions may allow better pricing or execution of such over-the-counter swaps and other derivative instruments relative to exchange traded futures and options. These exchange traded futures, options on futures, and over-the-counter swaps and other derivative instruments are collectively referred to as “Treasury Instruments.”

The percentage of the Fund’s assets invested in U.S. Treasuries and Treasury Instruments will fluctuate. The Treasury Instruments in which the Fund invests require the Fund to maintain margin and the amount of the margin will vary based on the performance of the Treasury Instruments. Options on Treasury futures contracts require the payment or receipt of a premium, and the subsequent realization of a payment for an option that is in the money or loss of premium if the option expires out of the money. Under normal conditions, the Sponsor anticipates that approximately 10% to 25% of the Fund’s assets will be used as payment for or collateral for Treasury Instruments. The daily holdings of the Fund are available on the Fund’s website at www.risingratefund.com.

The Fund will invest in a portfolio of Treasury Instruments with the intention of tracking a benchmark equal to a negative average effective duration of approximately 10 years. Duration is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise by 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant, and likewise the market value of a security with an effective duration of negative 5 years would increase by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rated investment-grade than it is for securities rated below investment-grade. Duration estimates are based on assumptions by the Sponsor and are subject to a number of limitations. Effective duration is calculated based on historical price changes of U.S. Treasuries and Treasury Instruments held by the Fund, and therefore is a more accurate estimate of price sensitivity provided interest rates remain within their historical range. Investments in debt securities typically decrease in value when interest rates rise. The risk is usually greater for longer-term debt securities.

As part of its investment strategy, the Fund may change the weighting of Treasury Instruments on 2, 5, and 10 year U.S. Treasuries. The weighting will be based on each maturity’s duration contribution. The expected range for the duration weighted percentage of the 2 year and 5 year maturity bond derivatives will be from 30% to 70%. The expected range for the duration weighted percentage of the 10 year maturity bond derivatives will be from 5% to 25%. An example of when the Fund would shift its weighting between maturities would be if the Federal Reserve began raising short term interest rates. In such an instance, the Fund may elect to increase its weighting in the 2 year and reduce the weighting in the 10 year maturity due to an expectation that the yield of the 2 year maturity may rise more than the yield of the 10 year. Conversely, the Fund may do the opposite if expectations are for longer maturity bond yields to rise more than shorter term yields.

The Fund will establish and maintain a net short position in Treasury Instruments on 2, 5 and 10 year U.S. Treasuries. There will normally be substantially more net short exposure than net long exposure. The mix of positions will depend on market conditions and will require periodic rebalancing. The Sponsor will consider numerous factors in deciding the best mix of Treasury Instruments, including its judgments regarding economic, regulatory and political conditions, the relative prices of the various Treasury Instruments and the optimal mix of such Treasury Instruments.

The Fund’s average effective duration will fluctuate. Changes in the Fund’s average effective duration correspond to the price sensitivity of the securities held by the Fund as interest rates change. The Sponsor will normally rebalance on a monthly basis but may do so more frequently if it believes market conditions warrant.

Principal Investment Risks of an Investment in the Fund

An investment in the Fund involves risk. As with any investment, you could lose all or part of your investment in the Fund, and the Fund’s performance could trail that of other investments. The Fund is subject to the principal risks noted below which may adversely affect the Fund’s net asset value per share (“NAV”), trading price, yield, total return and ability to meet its investment objective. Some of the risks you may face are summarized below. A more extensive discussion of these risks appears beginning on page 6.

Interest Rate Risk

Investments in debt securities typically decrease in value when interest rates rise. However, the Fund attempts to maintain a negative effective duration and therefore anticipates that an increase in interest rates will increase the Fund’s net asset value, and a decrease in rates will reduce the Fund’s net asset value.

Political and Governmental Action Risk

Interest rate movements are heavily influenced by the action of the Board of Governors of the Federal Reserve System and other central banks. Their actions are based on judgments and policies that involve numerous political and economic factors which are unpredictable. Recent interest rate and monetary policies have been unprecedented and may continue to be so. Interest rates have been at historic lows since the 2008 market disruptions and may continue to be low.

Yield Curve Risk

The Fund will invest in U.S. Treasuries and Treasury Instruments with exposure to different maturity dates. Generally, the Fund’s exposure to securities with maturities of 2 and 5 years will be greater than its exposure to securities with maturities of 10 years. Interest rates do not change uniformly for U.S. Treasuries of different maturities and therefore if interest rates rise, the investment performance of the Fund will be impacted by the Fund’s current maturity exposure, which may be different from the expectations of the Sponsor and investors in the Fund.

Short Sale Risk

The risk of loss of a short futures position is potentially unlimited. While that risk is somewhat mitigated by the current low interest rate environment, the potential for loss will increase if rates rise and then fall.

Futures and Options Market Risk

Futures and options contracts have expiration dates. Before or upon the expiration of a contract, the Fund may be required to enter into a replacement contract that is priced higher or that have less favorable terms than the contract being replaced.

Tax Risk

The Trust is organized as a Delaware statutory trust, but taxed as a partnership in accordance with the provisions of the governing trust agreement and applicable state law and, therefore, has a more complex tax treatment than conventional mutual funds.

Market Trading Risk

Market trading risks faced by the Fund include, but are not limited to, the potential lack of an active market for Fund shares, losses from trading in secondary markets, periods of high volatility and disruption in the process through which shares of the Fund are sold and redeemed. Any of these factors may lead to the Fund’s shares trading at a premium or discount to its NAV.

Management Risk

The investment strategy used by the Sponsor or its implementation may not produce the intended results.

Other Risks

The Fund pays fees and expenses that are incurred regardless of whether it is profitable. In order for an investor making an investment in shares of the Fund to break even over the 12 month period following the date of this prospectus, assuming a selling price of $25.00 (the price at which the Fund expects to initially issue shares, the investment would have to generate a 1.52% return or $____ for the investor not to lose money.

Unlike mutual funds, commodity pools or other investment pools that manage their investments in an attempt to realize income and gains and distribute such income and gains to their investors, the Fund generally does not distribute cash to shareholders. You should not invest in the Fund if you will need cash distributions from the Fund to pay taxes on your share of income and gains of the Fund, if any, or for any other reason.

You will have no rights to participate in the management of the Fund and will have to rely on the duties and judgment of the Sponsor to manage the Fund.

The Fund is subject to actual and potential inherent conflicts involving the Sponsor and its principals, various commodity futures brokers and Authorized Participants. The Sponsor was recently organized and has no operating history and its officers, directors and employees do not devote their time exclusively to the Fund. The Sponsor’s directors, officers or employees may serve in the same or different function of other entities that may compete with the Fund for their services, including other commodity pools that the

Sponsor or its trading principal manages or may manage in the future (these pools are referred to in this prospectus as the “Related Pools” and are identified in the Glossary). These persons could have a conflict between their responsibilities to the Fund and to those other entities.

The Fund has no prior operating history. There can be no assurance that the Fund will grow to or maintain an economically viable size, in which case the Sponsor may liquidate the Fund. Investors could lose part or all of their investment.

The Fund’s Fees and Expenses

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. You should note that you may pay brokerage commissions on purchases and sales of the Fund’s Shares, which are not reflected in the table. Authorized Participants will pay applicable creation and redemption fees. See “Creation and Redemption of Shares-Creation and Redemption Transaction Fee,” page SAI-10.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment) (1)

Management Fee	0.50%
Other Expenses	1.00%
Total Annual Fund Expenses	1.50	%(1)

(1) The Sponsor has contractually agreed to waive the Management Fee and/or reimburse the Fund for its Other Expenses (which term excludes brokerage fees, interest expenses, and extraordinary expenses) to cap Total Expenses at 1.50% through February 1, 2016. After that date, the expense limitation may be terminated and Fund shareholders may incur expenses higher than 1.50% annually. It cannot be predicted with any certainty what such expenses could be. The Fund may also be responsible for certain non-recurring or extraordinary fee and expenses.

Risk Factors Involved with an Investment in the Fund

You should consider carefully the risks described below before making an investment decision. You should also refer to the other information included in this prospectus.

An investment in the Fund involves risk. As with any investment, you could lose all or part of your investment in the Fund, and the Fund’s performance could trail that of other investments. The Fund is subject to the principal risks noted below which may adversely affect the Fund’s NAV, trading price, yield, total return and ability to meet its investment objective.

Investment Risk

The NAV of the Fund’s shares relates directly to the value of the U.S. Treasuries, cash and cash equivalents held by the Fund and the portfolio’s negative effective duration established and maintained through the Fund’s investment in Treasury Instruments. Fluctuations in the prices of these assets could materially adversely affect the value and performance of an investment in the Fund’s shares. Past performance is not necessarily indicative of futures results; all or substantially all of an investment in the Fund could be lost. The primary types of investment-related risk are discussed below.

Interest Rate Risk

Investments in debt securities typically decrease in value when interest rates rise, however, the Fund attempts to maintain a portfolio with a negative effective duration and therefore anticipates that an increase in interest rates may increase the Fund’s value, and a decrease in rates may lower the Fund’s value. The NAV of the Fund’s shares relates directly to the value of U.S. Treasuries and Treasury Instruments held by the Fund which are materially impacted by interest rate movements. The magnitude of the impact on value from a change in interest rates is often greater for longer-term fixed income securities than shorter-term securities. Interest rates have been near historic lows since the market events of 2008 and may remain low.

Political and Governmental Action Risk

Interest rate movements are heavily influenced by the action of the Board of Governors of the Federal Reserve System and other central banks. Their actions are based on judgments and policies which involve numerous political and economic factors which are unpredictable. Recent interest rate and monetary policies have been unprecedented and may continue to be so. Interest rates have been near historic lows since the 2008 market disruptions and may continue to be low.

Yield Curve Risk

The Fund will invest in Treasury Instruments and U.S. Treasuries with exposure to different maturity dates. Generally, the Fund’s exposure to securities with maturities of 2 and 5 years will be greater than its exposure to securities with maturities of 10 years. Interest rates do not change uniformly for U.S. Treasuries of different maturities and therefore if interest rates rise, the investment performance of the Fund will be impacted by the Fund’s current maturity exposure which may be different from the expectations of the Sponsor and investors in the Fund. At any time, the Fund’s maturity exposure may not be optimal with respect to a movement in interest rates which would negatively impact performance.

Short Sale Risk

The risk of loss of a short futures position is potentially unlimited. While that risk is somewhat mitigated by the current low interest rate environment, the potential for loss will increase if interest rates rise and then fall.

Treasury Instruments Market Risk

Futures contracts have a high degree of price variability and are subject to occasional rapid and substantial changes. Consequently, you could lose all or substantially all of your investment in the Fund.

Investment Style Risk

The Fund will maintain a portfolio with a targeted average effective duration of approximately negative 10 years regardless of the Sponsor’s views on expected interest rate movements. The Fund will not take a defensive position if interest rates decline or if the Sponsor expects rates to decline. The Fund’s performance will be highly sensitive to interest rate changes due to the negative effective duration target and the value of the Fund’s shares will decrease as interest rates fall.

Market Trading Risk

The market price at which investors buy or sell shares may be significantly less or more than NAV. The Fund’s per share NAV will change throughout the day as fluctuations occur in the market value of the Fund’s portfolio assets. The public trading price at which an investor buys or sells shares during the day from their broker may be different from the NAV of the shares. Price differences may relate primarily to supply and demand forces at work in the secondary trading market for the Fund’s shares that are closely related to, but not identical to, the same forces influencing the prices of the Treasury Instruments and U.S. Treasuries, cash and cash equivalents that constitute the Fund’s assets.

The NAV of the Fund’s shares may also be influenced by non-concurrent trading hours between the NYSE Arca and the exchanges on which U.S. Treasuries are traded (primarily exchanges within the Chicago Mercantile Exchange Group of exchanges, collectively “CME”), where the Fund expects most of its trading transactions to occur. While the Fund’s shares trade on the NYSE Arca from 9:30 a.m. to 4:00 p.m. Eastern Time, the trading hours for the CME do not coincide during all of this time. As a result, trading spreads and the resulting premium or discount on the shares may widen and, therefore, increase the difference between the price of the shares and the NAV of the shares.

Tax Risk

An investor’s tax liability may exceed the amount of distributions, if any, on its shares. Cash or property will be distributed at the sole discretion of the Sponsor. The Sponsor has not and does not currently intend to make cash or other distributions with respect to shares. Investors will be required to pay U.S. federal income tax and, in some cases, state, local, or foreign income tax, on their allocable share of the Fund’s taxable income, without regard to whether they receive distributions or the amount of any distributions. Therefore, the tax liability of an investor with respect to its shares may exceed the amount of cash or value of property (if any) distributed.

An investor’s allocable share of taxable income or loss may differ from its economic income or loss on its shares.

Due to the application of the assumptions and conventions applied by the Fund in making allocations for tax purposes and other factors, an investor’s allocable share of the Fund’s income, gain, deduction or loss may be different than its economic profit or loss from its shares for a taxable year. This difference could be temporary or permanent and, if permanent, could result in it being taxed on amounts in excess of its economic income.

Items of income, gain, deduction, loss and credit with respect to shares could be reallocated if the U.S. Internal Revenue Service (“IRS”) does not accept the assumptions and conventions applied by the Fund in allocating those items, with potential adverse consequences for an investor.

The U.S. tax rules pertaining to entities taxed as partnerships are complex and their application to large, publicly traded partnership treated entities such as the Fund is in many respects uncertain. The Fund applies certain assumptions and conventions in an attempt to comply with the intent of the applicable rules and to report taxable income, gains, deductions, losses and credits in a manner that properly reflects shareholders’ economic gains and losses. These assumptions and conventions may not fully comply with all aspects of the Internal Revenue Code (the “Code”) and applicable Treasury Regulations, however, and it is possible that the IRS will successfully challenge the Fund’s allocation methods and require the Fund to reallocate items of income, gain, deduction, loss or credit in a manner that adversely affects investors. If this occurs, investors may be required to file an amended tax return and to pay additional taxes plus deficiency interest.

The Fund could be treated as a corporation for federal income tax purposes, which may substantially reduce the value of the shares.

The Fund intends to obtain an opinion of counsel that, under current U.S. federal income tax laws, the Fund will be treated as a trust that is not taxable as a corporation for U.S. federal income tax purposes, provided that (i) at least 90 percent of the Fund’s annual gross income consists of “qualifying income” as defined in the Code, (ii) the Fund is organized and operated in accordance with its governing agreements and applicable law and (iii) the Fund does not elect to be taxed as a corporation for federal income tax purposes. Although the Sponsor anticipates that the Fund will satisfy the “qualifying income” requirement for all of its taxable years, that result cannot be assured. The Fund has not requested and will not request any ruling from the IRS with respect to its classification as a trust not taxable as a corporation for federal income tax purposes. If the IRS were to successfully assert that the Fund is taxable as a corporation for federal income tax purposes in any taxable year, rather than passing through its income, gains, losses and deductions proportionately to shareholders, the Fund would be subject to tax on its net income for the year at corporate tax rates. In addition, although the Sponsor does not currently intend to make distributions with respect to shares, any distributions would be taxable to shareholders as dividend income. Taxation of the Fund as a corporation could materially reduce the after-tax return on an investment in shares and could substantially reduce the value of the shares.

The Fund is organized and operated as a Delaware business trust in accordance with the provisions of the declaration of trust and applicable state law, and therefore, the Fund has a more complex tax treatment than traditional mutual funds.

The Fund is organized and operated as a trust in accordance with the provisions of the governing trust agreement (the “Trust Agreement”) and applicable state law. No U.S. federal income tax is paid by the Fund on its income. Instead, the Fund will furnish shareholders each year with tax information on IRS Schedule K-1 (Form 1065) and each U.S. shareholder is required to report on its U.S. federal income tax return its allocable share of the income, gain, loss and deduction of the Fund.

This must be reported without regard to the amount (if any) of cash or property the shareholder receives as a distribution from the Fund during the taxable year. A shareholder, therefore, may be allocated income or gain by the Fund but receive no cash distribution with which to pay the tax liability resulting from the allocation, or may receive a distribution that is insufficient to pay such liability.

In addition to federal income taxes, shareholders may be subject to other taxes, such as state and local income taxes, unincorporated business taxes, business franchise taxes and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which the Fund does business or owns property or where the shareholders reside. Although an analysis of those various taxes is not presented here, each prospective shareholder should consider their potential impact on its investment in the Fund. It is each shareholder’s responsibility to file the appropriate U.S. federal, state, local and foreign tax returns.

OTC Contract Risk

Currently, OTC Contracts are subject to changing regulation.

If the Fund is unable to obtain the futures and options contracts it needs to maintain its hedge against rising rates, the Fund may enter into OTC Contracts, which are synthetic transactions with a major financial counterparty to construct the hedge. Currently, OTC Contracts are typically contracts traded on a principal-to-principal, non-cleared basis through dealer markets that are dominated by major money center and investment banks and other institutions and that prior to the passage of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) had been essentially unregulated by the CFTC. The markets for OTC Contracts have relied upon the integrity of market participants in lieu of the additional regulation imposed by the CFTC on participants in the futures markets. While the Dodd-Frank Act and certain regulations adopted thereunder are intended to provide additional protections to participants in the OTC market, the current regulation of the OTC Contracts could expose the Fund in certain circumstances to significant losses in the event of trading abuses or financial failure by participants. Beginning on March 11, 2013, “swap dealers,” “major swap participants” and certain active funds were required to clear certain credit default swaps and interest rate swaps; and beginning on June 10, 2013, commodity pools, certain private funds and entities predominantly engaged in financial activities were required to clear the same types of swaps. As a result, if the Fund enters into or has entered into certain interest rate and credit default swaps, such swaps will be required to be centrally cleared. Determination on other types of swaps are expected in the future, and, when finalized, could require the Fund to centrally clear certain OTC instruments presently entered into and settled on a bilateral basis.

The Fund will be subject to credit risk with respect to banks holding deposits from the Fund, counterparties to OTC Contracts entered into by the Fund or held by special purpose or structured vehicles.

The Fund faces the risk of non-performance by banks where it deposits Fund cash and by the counterparties to the OTC Contracts. Federal deposit insurance limits are substantially less than the amounts that the Fund will deposit with banks. In the event of a bank insolvency the Fund may receive less than the amount deposited with the bank. Unlike in futures contracts, the counterparty to OTC Contracts is generally a single bank or other financial institution, rather than a clearing organization backed by a group of financial institutions. As a result, there will be greater counterparty credit risk in these transactions. A counterparty may not be able to meet its obligations to the Fund, in which case the Fund could suffer significant losses on these contracts.

If a counterparty becomes bankrupt or otherwise fails to perform its obligations due to financial difficulties, the Fund may experience significant delays in obtaining any recovery in a bankruptcy or other reorganization proceeding. The Fund may obtain only limited recovery or may obtain no recovery in such circumstances.

Valuing OTC Contracts may be less certain than actively traded financial instruments.

In general, valuing OTC Contracts is less certain than valuing actively traded financial instruments such as exchange traded futures contracts and securities or cleared swaps because the price and terms on which such OTC Contracts are entered into or can be terminated are individually negotiated, and those prices and terms may not reflect the best price or terms available from other sources. In addition, while market makers and dealers generally quote indicative prices or terms for entering into or terminating OTC Contracts, they typically are not contractually obligated to do so, particularly if they are not a party to the transaction. As a result, it may be difficult to obtain an independent value for an outstanding OTC Contract.

The regulatory requirements for posting margin in uncleared swap transactions is evolving.

The Dodd-Frank Act requires the CFTC and SEC to establish “both initial and variation margin requirements on all swaps that are not cleared by a registered clearing organization” (i.e., uncleared swaps). In addition, the Dodd-Frank Act provides parties who post initial margin to a swap dealer or major swap participant with a statutory right to insist that such margin be held in a segregated account with an independent custodian. On November 6, 2013, the CFTC published a final rule that imposes requirements on swap dealers and major swap participants with respect to the treatment of collateral posted by their counterparties to margin, guarantee, or secure uncleared swaps. The rule places restrictions on what swap dealers and major swap participants can do with collateral posted by the Fund in connection with uncleared swaps.

Other Risks

Certain of the Fund’s investments could be illiquid, which could cause large losses to investors at any time or from time to time.

Futures and option positions cannot always be liquidated at the desired price. It is difficult to execute a trade at a specific price when there is a relatively small volume of buy and sell orders in a market. A market disruption can also make it difficult to liquidate a position. The large size of the positions that the Fund may acquire increases the risk of illiquidity both by making its positions more difficult to liquidate and by potentially increasing losses while trying to do so.

OTC contracts that are not subject to clearing may be even less marketable than futures contracts because they are not traded on an exchange, do not have uniform terms and conditions, and are entered into based upon the creditworthiness of the parties and the availability of credit support, such as collateral, and in general, they are not transferable without the consent of the counterparty. These conditions make such contracts less liquid than standardized futures contracts traded on a commodities exchange and could adversely impact the Fund’s ability to realize the full value of such contracts. In addition, even if collateral is used to reduce counterparty credit risk, sudden changes in the value of OTC transactions may leave a party open to financial risk due to a counterparty default since the collateral held may not cover a party’s exposure on the transaction in such situations.

The NYSE Arca may halt trading in the Fund’s shares, which would adversely impact an investor’s ability to sell shares.

The Fund’s shares are listed for trading on the NYSE Arca under the market symbol “RISE.” Trading in shares may be halted due to market conditions or, in light of NYSE Arca rules and procedures, for reasons that, in the view of the NYSE Arca, make trading in shares inadvisable. In addition, trading is subject to trading halts caused by extraordinary market volatility pursuant to “circuit breaker” rules that require trading to be halted for a specified period based on a specified market decline. Additionally, there can be no assurance that the requirements necessary to maintain the listing of the Fund’s shares will continue to be met or will remain unchanged.

The lack of an active trading market for the Fund’s shares may result in losses on an investor’s investment in the Fund at the time the investor sells the shares.

Although the Fund’s shares are listed and traded on the NYSE Arca, there can be no guarantee that an active trading market for the shares will be maintained. If an investor needs to sell shares at a time when no active trading market for them exists, the price the investor receives upon sale of the shares, assuming they were able to be sold, likely would be lower than if an active market existed.

The Sponsor is leanly staffed and relies heavily on key personnel to manage the Fund and other funds.

In managing and directing the day-to-day activities and affairs of the Fund, the Sponsor relies heavily on the services of its CEO, Samuel Masucci III, and its General Counsel, Barney Karol. If either were to leave or be unable to carry out his present responsibilities, it may have an adverse effect on the management of the Fund.

There is a risk that the Fund will not earn trading gains sufficient to compensate for the fees and expenses that it must pay and as such the Fund may not earn any profit.

As discussed in more detail in the section of this prospectus entitled “Breakeven Analysis” on page 22, the Fund has estimated that in order for a hypothetical investment in shares to break even over the next 12 months, assuming a selling price of $25.00 (the price at which the Fund expects to initially issue shares), the investment would have to generate a 1.52% return or $____. [To be updated by Pre-Effective Amendment] Both the Fund and its manager, the Sponsor, are newly formed and have no operating history, and accordingly, the breakeven amount may be higher than estimated. The Fund’s Management Fee and Other Expenses must be paid in all cases regardless of whether the Fund’s activities are profitable. Accordingly, the Fund must earn trading gains sufficient to compensate for these fees and expenses before it can earn any profit.

Regulation of the futures and options markets is extensive and constantly changing; future regulatory developments are impossible to predict but may significantly and adversely affect the Fund.

The futures markets are subject to comprehensive statutes, regulations, and margin requirements. In addition, the CFTC and futures exchanges are authorized to take extraordinary actions in the event of a market emergency, including, for example, the retroactive implementation of speculative position limits or higher margin requirements, the establishment of daily price limits and the suspension of trading. Regulation of commodity interest transactions in the United States is a rapidly changing area of law and is subject to ongoing modification by governmental and judicial action. Considerable regulatory attention has been focused on non-traditional investment pools that are publicly distributed in the United States. In addition, various national governments outside of the United States have expressed concern regarding the disruptive effects of speculative trading in the energy markets and the need to regulate the derivatives markets in general. The effect of any future regulatory change on the Fund is impossible to predict, but it could be substantial and adverse.

An investment in the Fund may provide little or no diversification benefits.

Interest rates historically have not experienced consistent or strong correlation with any other asset class. Accordingly, if interest rates decline, an investor in Fund shares will experience a loss at the same time the investor may suffer losses with respect to other investments.

The Fund is not a registered investment company so shareholders do not have the protections of the 1940 Act.

The Fund is not an investment company subject to the 1940 Act. Accordingly, investors do not have the protections afforded by that statute, which, for example, requires investment companies to have a majority of disinterested directors and regulates the relationship between the investment company and its investment manager.

The Fund and the Sponsor may have conflicts of interests.

The Fund is subject to actual and potential inherent conflicts involving the Sponsor, various commodity futures brokers and Authorized Participants. The Sponsor’s officers, directors and employees do not devote their time exclusively to the Fund. These persons are directors, officers or employees of other entities that may compete with the Fund for their services. They could have a conflict between their responsibilities to the Fund and to those other entities.

The Fund may also be subject to certain conflicts with respect to its FCM through which it places trades in certain Treasury Instruments, including, but not limited to, conflicts that result from receiving greater amounts of compensation from other clients, or purchasing opposite or competing positions on behalf of third party accounts traded through the FCM.

The Fund could terminate at any time and cause the liquidation and potential loss of an investor’s investment and could upset the overall maturity and timing of an investor’s investment portfolio.

The Fund may terminate at any time, regardless of whether the Fund has incurred losses, subject to the terms of the Trust Agreement. In particular, unforeseen circumstances, including the death, adjudication of incompetence, bankruptcy, dissolution, or removal of the Sponsor as the manager of the Fund could cause the Fund to terminate unless a majority interest of the security holders within 90 days of the event elects to continue the Fund. However, no level of losses will require the Sponsor to terminate the Fund. The Fund’s termination would cause the liquidation and potential loss of an investor’s investment. Termination could also negatively affect the overall maturity and timing of an investor’s investment portfolio.

The Fund does not expect to make cash distributions.

Unlike mutual funds, commodity pools or other investment pools that actively manage their investments in an attempt to realize income and gains from their investing activities and distribute such income and gains to their investors, the Fund generally does not expect to distribute cash to security holders. An investor should not invest in the Fund if the investor will need cash distributions from the Fund to pay taxes on its share of income and gains of the Fund, if any, or for any other reason. Nonetheless, although the Fund does not intend to make cash distributions, the income earned from its investments held directly or posted as margin may reach levels that merit distribution, e.g., at levels where such income is not necessary to support its underlying investments and investors adversely react to being taxed on such income without receiving distributions that could be used to pay such tax. If this income becomes significant then cash distributions may be made.

An unanticipated number of redemption requests during a short period of time could have an adverse effect on the Fund’s NAV.

If a substantial number of requests for redemptions are received by the Fund during a relatively short period of time, the Fund may not be able to satisfy the requests from the Fund’s assets not committed to trading. As a consequence, it could be necessary to liquidate positions in the Fund’s trading positions before the time that the trading strategies would otherwise dictate liquidation.

The financial markets are currently in a slow period of recovery and the financial markets are still relatively fragile.

Since 2008, the financial markets have experienced very difficult conditions and volatility as well as significant adverse trends. Although the financial markets have recovered somewhat, the financial markets are still fragile. A poor financial recovery could adversely affect the financial condition and results of operations of the Fund’s service providers and Authorized Participants, which would impact the ability of the Sponsor to achieve the Fund’s investment objective.

The failure or bankruptcy of a clearing broker or the Fund’s Custodian could result in a substantial loss of the Fund’s assets and could impair the Fund in its ability to execute trades.

Under CFTC regulations, a clearing broker maintains customers’ assets in a bulk segregated account. If a clearing broker fails to do so, or even if the customers’ funds are segregated by the clearing broker but the clearing broker is unable to satisfy a substantial deficit in a customer account, the clearing broker’s other customers may be subject to risk of a substantial loss of their funds in the event of that clearing broker’s bankruptcy. In that event, the clearing broker’s customers, such as the Fund, are entitled to recover, even in respect of property specifically traceable to them, only a proportional share of all property available for distribution to all of that clearing broker’s customers. The bankruptcy of a clearing broker could result in the complete loss of the Fund’s assets posted with the clearing broker, although the majority of the Fund’s assets are held in Treasuries, cash and/or cash equivalents with its custodian, U.S. Bancorp Fund Services, LLC (the “Custodian”) and would not be impacted by the bankruptcy of a clearing broker. The Fund may also be subject to the risk of the failure of, or delay in performance by, any exchanges and markets and their clearing organizations, if any, on which commodity interest contracts are traded.

In addition, to the extent the Fund’s clearing broker is required to post the Fund’s assets as margin to a clearinghouse, the margin will be maintained in an omnibus account containing the margin of all the clearing broker’s customers. If the Fund’s clearing broker defaults to a clearinghouse because of a default by one of the clearing broker’s other customers or otherwise, then the clearinghouse can look to all of the margin in the omnibus account, including margin posted by the Fund and any other non-defaulting customers of the clearing broker to satisfy the obligations of the clearing broker.

From time to time, clearing brokers may be subject to legal or regulatory proceedings in the ordinary course of their business. A clearing broker’s involvement in costly or time-consuming legal proceedings may divert financial resources or personnel away from the clearing broker’s trading operations, which could impair the clearing broker’s ability to successfully execute and clear the Fund’s trades.

In addition, the majority of the Fund’s assets are held in U.S. Treasury securities, cash and/or cash equivalents with the Custodian. The insolvency of the Custodian could result in a complete loss of the Fund’s assets held by that Custodian, which, at any given time, would likely comprise a substantial portion of the Fund’s total assets.

Forward-Looking Statements

This prospectus includes “forward-looking statements” which generally relate to future events or future performance. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or the negative of these terms or other comparable terminology. All statements (other than statements of historical fact) included in this prospectus that address activities, events or developments that will or may occur in the future, including such matters as movements in the futures markets and indexes that track such movements, the Fund’s operations, the Sponsor’s plans and references to the Fund’s future success and other similar matters, are forward-looking statements. These statements are only predictions. Actual events or results may differ materially. These statements are based upon certain assumptions and analyses the Sponsor has made based on its perception of historical trends, current conditions and expected future developments, as well as other factors appropriate in the circumstances. Whether or not actual results and developments will conform to the Sponsor’s expectations and predictions, however, is subject to a number of risks and uncertainties, including the special considerations discussed in this prospectus, general economic, market and business conditions, changes in laws or regulations, including those concerning taxes, made by governmental authorities or regulatory bodies, and other world economic and political developments. Consequently, all the forward-looking statements made in this prospectus are qualified by these cautionary statements, and there can be no assurance that actual results or developments the Sponsor anticipates will be realized or, even if substantially realized, that they will result in the expected consequences to, or have the expected effects on, the Fund’s operations or the value of its shares.

Additional Information About the Fund, Its Investment Objective and Investments

The Trust is a Delaware statutory trust formed on June __, 2014. The Trust is a series trust formed pursuant to the Delaware Statutory Trust Act, of which the Fund is currently the sole series. The Fund is a commodity pool that issues common shares of beneficial interest that may be purchased and sold on the NYSE Arca stock exchange (“NYSE Arca”). The Fund is managed and controlled by the Sponsor. The Sponsor will be registered with CFTC as a CPO and will apply for membership with the NFA.

The Fund’s Investment Objective and Strategy

The Fund’s investment objective is to profit from rising interest rates by maintaining a portfolio with a benchmark equal to a targeted negative 10 year average effective duration, which is principally established and maintained using exchange traded futures and options on futures on 2, 5 and 10-year U.S. Treasury securities . The Fund does not use futures contracts or options to obtain leveraged investment results. The Fund’s assets will consist primarily of exchange traded futures and options on futures on U.S. Treasury securities, including deposits with its futures commission merchant held as collateral, U.S. Treasury securities, cash and other cash equivalents. U.S. Treasury securities are debt obligations issued by the United States Department of the Treasury and include Treasury bills, Treasury notes and Treasury bonds (“U.S. Treasuries”).

The Fund will principally invest in exchange traded futures and options on futures on 2, 5 and 10-year U.S. Treasuries. The Fund may also invest in over-the-counter swaps and other derivative instruments involving U.S. Treasuries if the Sponsor believes that market conditions may allow better pricing or execution of such over-the-counter swaps and other derivative instruments relative to exchange traded futures and options. These exchange traded futures, options on futures, and over-the-counter swaps and other derivative instruments are collectively referred to as “Treasury Instruments.”

The percentage of the Fund’s assets invested in U.S. Treasuries and Treasury Instruments will fluctuate. The Treasury Instruments in which the Fund invests require the Fund to maintain margin and the amount of the margin will vary based on the performance of the Treasury Instruments. Options on Treasury futures contracts require the payment or receipt of a premium, and the subsequent realization of a payment for an option that is in the money or loss of premium if the option expires out of the money. Under normal conditions the Sponsor anticipates that approximately 10% to 25% of the Fund’s assets will be used as payment for or collateral for Treasury Instruments. The daily holdings of the Fund are available on the Fund’s website at www.risingratefund.com.

The Fund will invest in a portfolio of Treasury Instruments with the intention of tracking a benchmark equal to a negative average effective duration of approximately 10 years. Duration is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise by 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant, and likewise the market value of a security with an effective duration of negative 5 years would increase by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rates investment-grade than it is for securities rated below investment-grade. Duration estimates are based on assumptions by the Sponsor and are subject to a number of limitations. Effective duration is calculated based on historical price changes of U.S. Treasuries and Treasury Instruments held by the Fund, and therefore is a more accurate estimate of price sensitivity provided interest rates remain within their historical range. Investment in debt securities typically decrease in value when interest rates rise. The risk is usually greater for longer-term debt securities.

As part of its investment strategy, the Fund may change the weighting of Treasury Instruments on 2, 5, and 10 year U.S. Treasuries.  The weighting will be based on each maturity’s duration contribution. The expected range for the duration weighted percentage of the 2 year and 5 year maturity bond derivatives will be from 30% to 70%.  The expected range for the duration weighted percentage of the 10 year maturity bond derivatives will be from 5% to 25%. An example of when the Fund would shift its weighting between maturities would be if the Federal Reserve began raising short term interest rates.  In such an instance, the Fund may elect to increase its weighting in the 2 year and reduce the weighting in the 10 year maturity due to an expectation that the yield of the 2 year maturity may rise more than the yield of the 10 year.  Conversely, the Fund may do the opposite if expectations are for longer maturity bond yields to rise more than shorter term yields.

The Fund will establish and maintain a net short position in Treasury Instruments on 2, 5 and 10 year U.S. Treasuries. There will normally be substantially more net short exposure than net long exposure. The mix of positions will depend on market conditions and will require periodic rebalancing. The Sponsor will consider numerous factors in deciding the best mix of Treasury Instruments, including its judgments regarding economic, regulatory and political conditions, the relative prices of the various Treasury Instruments and the optimal mix of such Treasury Instruments.

The Fund’s average effective duration will fluctuate. Changes in the Fund’s average effective duration correspond to the price sensitivity of the securities held by the Fund as interest rates change. The Sponsor will normally rebalance on a monthly basis but may do so more frequently if it believes market conditions warrant.

Impact of Futures Roll and Time Decay of Options on Total Returns

Several factors determine the total return from investing in a futures contract position. One factor that impacts the total return that will result from investing in near month futures contracts and “rolling” those contracts forward each month is the price relationship between the current near month contract and the next month contract.

When the Sponsor purchases an option that expires “out of the money,” the Fund will realize a loss. The Sponsor may not be able to fully invest the Fund’s assets in futures and options contracts having an aggregate notional amount exactly equal to the Fund’s NAV. For example, as standardized contracts, U.S. Treasury futures contracts are denominated in specific dollar amounts, and the Fund’s NAV and the proceeds from the sale of a block of shares referred to as a “creation basket” (“Creation Basket”) are unlikely to be an exact multiple of the amounts of those contracts. As a result, in such circumstances, the Fund may be better able to achieve the exact amount of exposure desired through the use of investments such as OTC Contracts.

The Sponsor will close existing positions when it determines it would be appropriate to do so and reinvest the proceeds in other positions. Positions may also be closed out to meet orders for Redemption Baskets.

The following table illustrates the projected return or loss on a $10,000 investment in the Fund, assuming Treasury yields at inception of .04% on the 2-year, 1.5% on the 5 year and 2.2% on the 10 year. It further assumes that the Treasury Instruments will have a 45% exposure to 2 year yields, 44% exposure to 5 year yields and 13% exposure to 10 year yields.

Scenario	Change in Value	%gain (loss)
Rates rise 1% across yield curve	951	9.5
Rates fall 1% across yield curve	-(803)	(-8)
Rates rise 3% across yield curve	2,728	27.3
Rates fall 3% across yield curve	(-1,146)	(-11.5)
Rates rise 5% across yield curve	4,363	43.6

THE POOL HAS NOT COMMENCED TRADING YET AND DOES NOT HAVE ANY PERFORMANCE HISTORY

Performance of Related Public Funds

Since June of 2012, Mr. Masucci has served as the Chief Executive Officer and principal of Factor Advisors, LLC, and as the Chairman since March 2013. During this time period Factor Advisors, LLC was sponsor of certain commodity pools. The funds were liquidated in November 2013. In conformity with regulatory requirements, the performance of the FactorShares pools is shown below. There are significant differences between the Fund and the related pools below. Moreover, given the different investment objectives of the Fund and the related pools below, the performance of the Fund may not be represented by the results experienced by the FactorShares funds.

PERFORMANCE OF FACTORSHARES 2X: OIL BULL/S&P500 BEAR (TICKER: FOL)

Name of Pool: Factorshares 2X: Oil Bull/S&P500 Bear

Type of Pool: Public, Exchange-Listed Commodity Pool

Inception of Trading: February 22, 2011

Cessation of Operations: November 21, 2013

Aggregate Gross Capital Subscriptions as of []: $[]

Net Asset Value as of []: $[]

Net Asset Value per Share as of []: $[]

Worst Monthly Drawdown: []% []

Worst Peak-to-Valley Drawdown: []% [] – []

[To be updated by pre-effective amendment.]

PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.

Quarterly Rate of Return	2013(%)	2012(%)	2011(%)
First Quarter	-7.35	19.73
Second Quarter	-1.52	-20.59	11.42
Third Quarter	-1.3	-36.87	-24.35
Fourth Quarter	-0.19	-4.27	-13.8
Annual Rate of Return	-5.49	-54.81	-13.33
*	The Fund commenced investment operations on February 22, 2011. The ceased investment operations November, 21, 2013

PERFORMANCE OF FACTORSHARES 2X: TBOND BULL/S&P500 BEAR (TICKER: FSA)

Name of Pool: Factorshares 2X: TBond Bull/S&P500 Bear

Type of Pool: Public, Exchange-Listed Commodity Pool

Inception of Trading: February 22, 2011

Cessation of Operations: November 21, 2013

Aggregate Gross Capital Subscriptions as of []: $[]

Net Asset Value as of []: $[]

Net Asset Value per Share as of []: $[]

Worst Monthly Drawdown: []% []

Worst Peak-to-Valley Drawdown: []% [] – []

[To be updated by pre-effective amendment.]

PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.

Quarterly Rate of Return	2013(%)	2012(%)	2011(%)
First Quarter	-2.71	-23.55
Second Quarter	-4.9	-34.11	-5.04
Third Quarter	-3.41	16.58	5.55
Fourth Quarter	-2.36	-16.85	50.08
Annual Rate of Return	-13.63	-35.05	19.77
*	The Fund commenced investment operations on February 22, 2011. The ceased investment operations November, 21, 2013

PERFORMANCE OF FACTORSHARES 2X: S&P500 BULL/TBOND BEAR (TICKER: FSE)

Name of Pool: Factorshares 2X: S&P500 Bull/TBond Bear

Type of Pool: Public, Exchange-Listed Commodity Pool

Inception of Trading: February 22, 2011

Cessation of Operations: November 21, 2013

Aggregate Gross Capital Subscriptions as of []: $[]

Net Asset Value as of []: $[]

Net Asset Value per Share as of []: $[]

Worst Monthly Drawdown: []% []

Worst Peak-to-Valley Drawdown: []% [] – []

[To be updated by pre-effective amendment.]

PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.

Quarterly Rate of Return	2013(%)	2012(%)	2011(%)
First Quarter	-9.9	9.72
Second Quarter	1.44	24.74	2.41
Third Quarter	0.59	-28.82	-9.13
Fourth Quarter	-5.79	3.8	-62.83
Annual Rate of Return	2.82	-14.67	-51.45
*	The Fund commenced investment operations on February 22, 2011. The ceased investment operations November, 21, 2013

PERFORMANCE OF FACTORSHARES 2X: GOLD BULL/S&P500 BEAR (TICKER: FSG)

Name of Pool: Factorshares 2X: Gold Bull/S&P500 Bear

Type of Pool: Public, Exchange-Listed Commodity Pool

Inception of Trading: February 22, 2011

Cessation of Operations: November 21, 2013

Aggregate Gross Capital Subscriptions as of []: $[]

Net Asset Value as of []: $[]

Net Asset Value per Share as of []: $[]

Worst Monthly Drawdown: []% []

Worst Peak-to-Valley Drawdown: []% [] – []

[To be updated by pre-effective amendment.]

PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.

Quarterly Rate of Return	2013(%)	2012(%)	2011(%)
First Quarter	-10.19	-26.94
Second Quarter	-5.84	-10.85	-2.81
Third Quarter	-7.07	-5.02	8.12
Fourth Quarter	0.00	4.57	39.75
Annual Rate of Return	-15.1	21.71	5.85
*	The Fund commenced investment operations on February 22, 2011. The ceased investment operations November, 21, 2013

PERFORMANCE OF FACTORSHARES 2X: S&P500 BULL/USD BEAR (TICKER: FSU)

Name of Pool: Factorshares 2X: S&P500 Bull/USD Bear

Type of Pool: Public, Exchange-Listed Commodity Pool

Inception of Trading: February 22, 2011

Cessation of Operations: November 21, 2013

Aggregate Gross Capital Subscriptions as of []: $[]

Net Asset Value as of []: $[]

Net Asset Value per Share as of []: $[]

Worst Monthly Drawdown: []% []

Worst Peak-to-Valley Drawdown: []% [] – []

[To be updated by pre-effective amendment.]

PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.

Quarterly Rate of Return	2013(%)	2012(%)	2011(%)
First Quarter	-6.39	14.92
Second Quarter	1.68	23.56	6.46
Third Quarter	-0.1	-15.44	2.83
Fourth Quarter	3.27	13.23	-41.03
Annual Rate of Return	6.21	10.52	-23.65
*	The Fund commenced investment operations on February 22, 2011. The ceased investment operations November, 21, 2013

What are the Trading Policies of the Fund?

Liquidity

The Fund invests principally in exchange traded futures and options on futures on U.S. Treasuries that, in the opinion of the Sponsor, are traded in sufficient volume to permit the ready taking of orders and liquidation of positions in these financial interests, and in OTC Contracts that, in the opinion of the Sponsor, may be readily liquidated with the original counterparty or through a third party assuming the position of the Fund.

Leverage

The Fund’s investment objective is to profit from rising interest rates by investing primarily in Treasury Instruments. The nature of an investment in Treasury Instruments is that a percentage of the notional amount is deposited by the Fund with the FCM as margin or other collateral. The notional value of the Fund’s Treasury Instruments will be marked-to-market daily and is not expected to exceed 100% of the Fund’s total net assets. Thus, under normal circumstances, the Fund’s assets will not be leveraged.

Borrowings

Borrowings are not used by the Fund unless the Fund is required to borrow money for short-term needs created by unexpected redemptions.

OTC Contracts

In addition to exchange traded futures and options, there also exists an active non-exchange-traded market in interest rate swaps and other derivative contracts. These derivatives transactions (also known as OTC contracts) are usually entered into between two parties in private contracts. Unlike exchange-traded futures and options, each party to such contract bears the credit risk of the other party, i.e., the risk that the other party may not be able to perform its obligations under its contract. To reduce the credit risk that arises in connection with such contracts, the Fund will generally enter into an agreement with each counterparty based on the Master Agreement published by the International Swaps and Derivatives Association, Inc. (“ISDA”) that provides for the netting of its overall exposure to its counterparty.

The Sponsor assesses or reviews, as appropriate, the creditworthiness of each potential or existing counterparty to an OTC contract pursuant to established creditworthiness policies and procedures.

The Fund’s Operations

The Sponsor and its Management and Trading Principal

The Sponsor is a single member limited liability company that was formed in the state of Delaware on June 12, 2014. The Sponsor maintains its main business office at 35 Beechwood Road, Suite 2B, Summit, NJ 07901. The Sponsor is a commodity pool operator registered with the Commodity Futures Trading Commission (“CFTC”). The Sponsor’s application for membership in the National Futures Association is pending (“NFA”). [To be updated by pre-effective amendment.]

The Sponsor is a wholly-owned subsidiary of Exchange Traded Managers Group LLC (“ETFMG”), a single member limited liability company domiciled and headquartered in New Jersey. The Sponsor maintains its main business office at 35 Beechwood Road, Suite 2B, Summit, NJ 07901.

Neither the Trust nor the Fund has executive officers. Pursuant to the terms of the Trust Agreement, the Fund’s affairs are managed by the Sponsor. The business and affairs of the Sponsor are managed by its chief executive officer, Samuel Masucci, III.

The following are individual Principals, as that term is defined in CFTC Rule 3.1, for the Sponsor: Samuel R. Masucci, III and Bernard Karol. These individuals are principals due to their positions; however, Mr. Masucci is also a principal due to his controlling stake in ETFMG.

Samuel R. Masucci, III. Mr. Masucci is the founder of Exchange Traded Managers Group LLC and ETFMG has been the Managing Owner since November 2013. Mr. Masucci serves as Chairman, Chief Executive Officer and principal of the Managing Owner with responsibilities for managing all ETF issuers and related service activities. Since June of 2012, Mr. Masucci has served as the Chief Executive Officer and principal of Factor Advisors, LLC, and as the Chairman since March 2013. Mr. Masucci has also served as the Chief Executive Officer and principal of GENCAP Ventures, LLC since May 2012 and is responsible for managing all ETF issuers and related service activities. Mr. Masucci was out of the job market from January to May 2012. Mr. Masucci worked as Chief Executive Officer for MacroMarkets LLC from April 2005 to December 2011, with responsibility for running the day to day operations of an issuer of public securities and a registered broker-dealer. From April 2005 to December 2011, Mr. Masucci also worked as the Chief Executive Officer, managing partner and Chief Compliance Officer of Macro Financial LLC, which was a registered broker-dealer. From July 2001 to April 2005, Mr. Masucci worked as an owner and manager of The Cobblestone Group offering fixed income consulting services to the investment banking and commercial banking industries.

From March 1999 to June 2001, Mr. Masucci worked in mortgage trading as a Managing Director for Bear Stearns Inc., a financial institution. Mr. Masucci was out of the job market from December 1998 to February 1999. From June 1996 to November 1998, Mr. Masucci worked at SBC Warburg/UBS, a financial institution, as an Executive Director managing an asset backed securities group. From January 1992 to June 1996, Mr. Masucci worked in structured products (specifically, structuring mortgage derivatives and hedge funds), at Merrill Lynch, a financial institution, as a Vice President. From January 1990 to January 1992, Mr. Masucci worked as a financial consultant for Merrill Lynch in the private client group in connection with retail investors. From November 1987 to January 1990, Mr. Masucci worked at MetLife Insurance Company, an insurance company, as a retail salesperson qualified to sell financial and insurance products to retail clients. From August 1984 to October 1987, Mr. Masucci worked as a manager of jobsites for Forestdale Inc., which is a residential property developer. Mr. Masucci received his B.S. from Penn State University in Finance in July 1984.

Bernard Karol. Bernard Karol is general counsel of the Sponsor. He is admitted to practice law in New York and California. Prior to his current position, Mr. Karol was the principal of the Fiduciary Group, Inc. and its predecessor firm, Karol Associates, since June 2001, a consulting firm which advised asset management firms on new products, acquisitions and lift outs. Mr. Karol also served as a managing director of MacroMarkets from 2008 until 2012. From June 2000 until June 2001 Mr. Karol was a consultant at Heidrick & Struggles. From 1990 until 2000 he was a partner at the New York law firm of Carter Ledyard & Milburn where he practiced in the area of banking, investment management, exchange traded funds and other financial products. From October 1988 until 1990 he was a partner in the New Jersey law firm of Hannoch Weisman. From December 1983 until October 1988 he was an associate in the New York law firm of Kelley, Drye & Warren. From March 1982 until December 1983 he was Assistant Counsel at the New York State Banking Department. From January 1979 until March 1983 he was Washington Legislative Counsel to the Governor of New York. From September 1978 until December 1979 he was a staff attorney at the Commodity Futures Trading Commission in Washington. He is a graduate of the University of Notre Dame Law School (1978) and St. John Fisher College (1975).

The Fund’s Service Providers

Administrator, Custodian, Fund Accountant, and Transfer Agent, and Administrator

U.S. Bank, a national banking association, with its principal office in Milwaukee, Wisconsin, provides custody and fund accounting to the Trust and Fund. Its affiliate, U.S. Bancorp Fund Services, is the transfer agent (“Transfer Agent”) for Fund shares and administrator for the Fund (“Administrator”). It performs certain administrative and accounting services for the Fund and prepares certain SEC, NFA and CFTC reports on behalf of the Fund. (U.S. Bank and U.S. Bancorp Fund Services are referred to collectively hereinafter as “U.S. Bank”).

For the first year of services, the Fund has agreed to pay U.S. Bank 0.65% of assets under management (“AUM”), with a $65,000 minimum annual fee payable.

Delaware Trustee

Wilmington Trust serves as the Trust’s corporate trustee as required under the Delaware Statutory Trust Act. Wilmington Trust will receive $2,500 for the first year of its services.

Distributor

The Fund has contracted with Esposito Securities LLC (the “Distributor”) to provide statutory and wholesaling distribution services, which is further discussed under “What is the Plan of Distribution?” The Fund pays Esposito Securities an annual fee for such distribution services, which for the first year will equal 0.02% of assets under management (“AUM”) (declining if the Fund’s AUM increases above $250,000,000), with a minimum of $15,000 payable annually. In no event will the aggregate compensation paid to the Distributor and any affiliate of the Sponsor for distribution-related services in connection with the offering of shares exceed ten percent (10%) of the gross proceeds of the offering. The Distributor’s principal business address is 300 Crescent Court, Suite 650, Dallas, Texas 75201.

Futures Commission Merchant

Newedge USA LLC serves as the Fund’s futures commission merchant (“FCM”). The Fund estimates that it will pay 0.027% in brokerage fees during the first year of its operations for execution and clearing services on behalf of the Fund.

Other Fees and Expenses

The Fund will be responsible for its Other Expenses, including professional services (e.g., outside auditor’s fees and legal fees and expenses), shareholder tax return preparation, regulatory compliance, and other services provided by affiliated and non-affiliated service providers. The amount of such Other Expenses is estimated to be [0.__%].

The Fund’s Fees and Expenses

This table describes the fees and expenses that you may pay if you buy and hold Shares of the Fund. You should note that you may pay brokerage commissions on purchases and sales of the Fund’s Shares, which are not reflected in the table. Authorized Purchasers will pay applicable creation and redemption fees. See “Creation and Redemption of Shares-Creation and Redemption Transaction Fee,” page SAI-10.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment) (1)

Management Fee	0.50%
Other Expenses	1.00%
Total Annual Fund Expenses	1.50	%(1)

(1) The Sponsor has contractually agreed to waive the Management Fee and/or reimburse the Fund for its Other Expenses (which term excludes brokerage fees, interest expenses, and extraordinary expenses) to cap Total Expenses at 1.50% through February 1, 2016. After that date, the expense limitation may be terminated and Fund shareholders may incur expenses higher than 1.50% annually. It cannot be predicted with any certainty what such expenses could be. The Fund may also be responsible for certain non-recurring or extraordinary fee and expenses.

Breakeven Analysis

The breakeven analysis below indicates the approximate dollar returns and percentage required for the redemption value of a hypothetical initial investment in a single share of the Fund to equal the amount invested twelve months after the investment was made. For purposes of this breakeven analysis, an initial selling price of $25.00 per share which will be the selling price of the shares sold in the initial Creation Basket was assumed. This breakeven analysis refers to the redemption of baskets by Authorized Participants and is not related to any gains an individual investor would have to achieve in order to break even. The breakeven analysis is an approximation only.

Assumed initial selling price per Share		$25.00
Management Fee (0.50%)(1)	$	_____

Creation Basket Fee(2)		$0.04

Estimated Brokerage Fee (0.027%)(3)	$	_____

Interest Income (0.05%)(4)	$	(_____	)

Other Expenses	$	_____

Percentage of initial selling price per share		1.52%

[To be updated by Pre-Effective Amendment]

(1)	The Sponsor has contractually agreed to waive its management fee and/or reimburse the Fund for its expenses (excluding brokerage fees, interest expenses, and extraordinary expenses) to cap Total Expenses at 1.50% through February 1, 2016. After that date, the expense limitation may be terminated and Fund shareholders may incur expenses higher than 1.50% annually. It cannot be predicted with any certainty what such expenses could be. The Fund may also be responsible for certain non-recurring or extraordinary fee and expenses.
(2)	Authorized Purchasers are required to pay a Creation Basket fee of $1,000 for each order they place to create one or more baskets. An order must be at least one basket, which is 25,000 shares. This breakeven analysis assumes a hypothetical investment in a single share so the Creation Basket fee is $0.04 (1,000/25,000).
(3)	This amount is based on estimated brokerage fees for the Fund calculated on an annualized basis.
(4)	The Fund earns interest on funds it deposits with the FCM and the Custodian and it estimates that the interest rate will be _____% based on the current interest rate on three-month Treasury Bills as of [___________], 2014. The actual rate may vary.
(5)	Other Expenses are based on estimated amounts for the current fiscal year. The Sponsor has paid all of the expenses related to the organization and offering of the shares in this prospectus.

Conflicts of Interest

There are present and potential future conflicts of interest in the Fund’s structure and operation you should consider before you purchase shares. The Sponsor will use this notice of conflicts as a defense against any claim or other proceeding made. If the Sponsor is not able to resolve these conflicts of interest adequately, it may impact the Fund’s ability to achieve their investment objectives. The Fund and the Sponsor may have inherent conflicts to the extent the Sponsor attempts to maintain the Fund’s asset size in order to preserve its fee income.

The Sponsor’s officers, directors and employees, do not devote their time exclusively to the Fund. These persons are directors, officers or employees of other entities which may compete with the Fund for their services. They could have a conflict between their responsibilities to the Fund and to those other entities. The Sponsor believes that it has sufficient personnel, time, and working capital to discharge its responsibilities in a fair manner and that these persons’ conflicts should not impair their ability to provide services to the Fund.

The Sponsor has adopted a Code of Business Conduct and Ethics to ensure that the officers, directors, and employees of the Sponsor and its affiliates do not engage in trades that will harm the fund or the shareholders. The Sponsor has also adopted a Corporate Governance Policy. If these provisions are not successful, shareholders may be harmed. The Code of Business Conduct and Ethics and the Corporate Governance Policy may be found on the Fund’s website at www.risingratefund.com.

The Sponsor has sole current authority to manage the investments and operations of the Fund, and this may allow it to act in a way that furthers its own interests which may create a conflict with your best interests. Security holders have limited voting control, which will limit their ability to influence matters such as amendment of the Declaration of Trust, change in the Fund’s basic investment policy, dissolution of the Fund, or the sale or distribution of the Fund’s assets.

The previous risk factors and conflicts of interest are complete as of the date of this prospectus; however, additional risks and conflicts may occur which are not presently foreseen by the Sponsor. You may not construe this prospectus as legal or tax advice. Before making an investment in this fund, you should read this entire prospectus, including the Declaration of Trust which can be found on the Fund’s website at www.risingratefund.com. You should also consult with your personal legal, tax, and other professional advisors.

Interests of Named Experts and Counsel

The Sponsor employed Reed Smith LLP to assist in preparing this prospectus. Neither the law firm nor any other expert hired by the Fund to give advice on the preparation of this offering document has been hired on a contingent fee basis. Nor does any such party have any present or future expectation of interest in the Sponsor, Marketing Agent, Authorized Purchasers, Custodian, Administrator or other service providers to the Fund.

The Sponsor’s Responsibilities and Remedies

In addition to the obligations expressly provided by the Delaware Trust Statute, the Sponsor is required to:

(i) Devote such of its time to the business and affairs of the Trust as it shall, in its discretion exercised in good faith, determine to be necessary to conduct the business and affairs of the Trust for the benefit of the Trust;

(ii) Execute, file, record and/or publish all certificates, statements and other documents and do any and all other things as may be appropriate for the formation, qualification and operation of the Trust and for the conduct of its business in all appropriate jurisdictions;

(iii) Retain independent public accountants to audit the accounts of the Trust;

(iv) Employ attorneys to represent the Trust;

(v) Select the Trust’s Trustee, Administrator, Transfer Agent, Custodian and Commodity Broker, and any other service provider;

(vi) Use its best efforts to maintain the status of the Trust as a “statutory trust” for state law purposes and as a “partnership” for U.S. federal income tax purposes;

(vii) Monitor the brokerage fees charged to the Trust, and the services rendered by futures commission merchants to the Trust, to determine whether the fees paid by, and the services rendered to, the Trust for futures brokerage are at competitive rates and are the best price and services available under the circumstances, and if necessary, renegotiate the brokerage fee structure to obtain such rates and services for the Trust;

(viii) Have fiduciary responsibility for the safekeeping and use of the Trust, whether or not in the Sponsor’ immediate possession or control, and the Sponsor will not employ or permit others to employ such funds or in any manner except for the benefit of the Trust, including, among other things, the utilization of any portion of the Trust Estate as compensating balances for the exclusive benefit of the Sponsor. The Sponsor shall at all times act with integrity and good faith and exercise due diligence in all activities relating to the conduct of the business of the Trust and in resolving conflicts of interest;

(ix) Interact with the Depository as required;

(x) Delegate those of its duties hereunder as it shall determine from time to time to the Administrator or Distributor, as applicable;

(xi) Perform such other services as the Sponsor believes that the Trust may from time to time require;

(xii) In its sole discretion, cause the Trust to do one or more of the following: to make, refrain from making, or once having made, to revoke, the election referred to in Section 754 of the Code, and any similar election provided by state or local law, or any similar provision enacted in lieu thereof; and

In its sole discretion, cause the Trust to do one or more of the following: to make, refrain from making, or once having made, to revoke the election by a qualified fund under Code Section 988(c)(1)(E)(iii)(V), and any similar election provided by state or local law, or any similar provision enacted in lieu thereof.

The Sponsor shall have no liability to the Trust or to any shareholder for any loss suffered by the Trust which arises out of any action or inaction of the Sponsor if the Sponsor, in good faith, determined that such course of conduct was in the best interest of the Trust and such course of conduct did not constitute fraud, gross negligence, bad faith, or willful misconduct of the Sponsor. Subject to the foregoing, the Sponsor shall not be personally liable for the return or repayment of all or any portion of the capital or profits of any shareholder or assignee thereof. The Sponsor shall not be liable for the conduct or misconduct of any Administrator or other delegatee selected by the Sponsor with reasonable care.

Liability and Indemnification

The Sponsor will be indemnified by the Trust against any losses, judgments, liabilities, expenses and amounts paid in settlement of any claims sustained by it in connection with its activities for the Trust, provided that (i) the Sponsor was acting on behalf of or performing services for the Trust and has determined, in good faith, that such course of conduct was in the best interests of the Trust and such liability or loss was not the result of fraud, gross negligence, bad faith, willful misconduct, or a material breach of the Trust Agreement on the part of the Sponsor and (ii) any such indemnification will only be recoverable from the Trust. All rights to indemnification permitted herein and payment of associated expenses shall not be affected by the dissolution or other cessation to exist of the Sponsor, or the withdrawal, adjudication of bankruptcy or insolvency of the Sponsor, or the filing of a voluntary or involuntary petition in bankruptcy under Title 11 of the Code by or against the Sponsor.

Notwithstanding the provisions above, the Sponsor and any broker-dealer for the Trust will not be indemnified for any losses, liabilities or expenses arising from or out of an alleged violation of U.S. federal or state securities laws unless (i) there has been a successful adjudication on the merits of each count involving alleged securities law violations as to the particular indemnitee and the court approves the indemnification of such expenses (including, without limitation, litigation costs), (ii) such claims have been dismissed with prejudice on the merits by a court of competent jurisdiction as to the particular indemnitee and the court approves the indemnification of such expenses (including, without limitation, litigation costs) or (iii) a court of competent jurisdiction approves a settlement of the claims against a particular indemnitee and finds that indemnification of the settlement and related costs should be made.

The Trust will not incur the cost of that portion of any insurance which insures any party against any liability, the indemnification of which is herein prohibited.

Expenses incurred in defending a threatened or pending civil, administrative or criminal action suit or proceeding against the Sponsor will be paid by the Trust in advance of the final disposition of such action, suit or proceeding, if (i) the legal action relates to the performance of duties or services by the Sponsor on behalf of the Trust; (ii) the legal action is initiated by a third party who is not a shareholder or the legal action is initiated by a shareholder and a court of competent jurisdiction specifically approves such advance; and (iii) the Sponsor undertakes to repay the advanced funds with interest to the Trust in cases in which it is not entitled to indemnification under this Section.

Provisions of Law

According to applicable law, indemnification of the Sponsor is payable only if the Sponsor is determined, in good faith, that the act, omission or conduct that gave rise to the claim for indemnification was in the best interest of the Trust and the Fund and the act, omission or activity that was the basis for such loss, liability, damage, cost or expense was not the result of negligence or misconduct and such liability or loss was not the result of negligence or misconduct by the Sponsor, and such indemnification or agreement to hold harmless is recoverable only out of the assets of the Fund.

Provisions of Federal and State Securities Laws

This offering is made pursuant to federal and state securities laws. The SEC and state securities agencies take the position that indemnification of the Sponsor that arises out of an alleged violation of such laws is prohibited unless certain conditions are met.

These conditions require that no indemnification of the Sponsor or any underwriter for the Fund may be made in respect of any losses, liabilities or expenses arising from or out of an alleged violation of federal or state securities laws unless: (i) there has been a successful adjudication on the merits of each count involving alleged securities law violations as to the party seeking indemnification and the court approves the indemnification; (ii) such claim has been dismissed with prejudice on the merits by a court of competent jurisdiction as to the party seeking indemnification; or (iii) a court of competent jurisdiction approves a settlement of the claims against the party seeking indemnification and finds that indemnification of the settlement and related costs should be made, provided that, before seeking such approval, the Sponsor or other indemnitee must apprise the court of the position held by regulatory agencies against such indemnification. These agencies are the SEC and the securities administrator of the State or States in which the plaintiffs claim they were offered or sold interests.

Provisions of the 1933 Act and NASAA Guidelines

Insofar as indemnification for liabilities arising under the 1933 Act may be permitted to the Sponsor or its directors, officers, or persons controlling the Trust and the Fund, the Sponsor has been informed that SEC and the various State administrators believe that such indemnification is against public policy as expressed in the 1933 Act and the North American Securities Administrators Association, Inc. (“NASAA”) commodity pool guidelines and is therefore unenforceable.

Books and Records

[To be updated by pre-effective amendment.]

Statements, Filings, and Reports

The Trust will furnish to DTC Participants for distribution to shareholders annual reports (as of the end of each fiscal year) for the Fund as are required to be provided to shareholders by the CFTC and the NFA. These annual reports will contain financial statements prepared by the Sponsor and audited by an independent registered public accounting firm designated by the Sponsor. The Trust will also post monthly reports to the Fund’s website (www.risingratefund.com). These monthly reports will contain certain unaudited financial information regarding the Fund, including the Fund’s NAV. The Sponsor will furnish to the shareholders other reports or information which the Sponsor, in its discretion, determines to be necessary or appropriate. In addition, under SEC rules the Trust will be required to file quarterly and annual reports for the Fund with the SEC, which need not be sent to shareholders but will be publicly available through the SEC. The Trust will post the same information that would otherwise be provided in the Trust’s CFTC, NFA and SEC reports on the Fund’s website www.risingratefund.com.

The Sponsor is responsible for the registration and qualification of the Shares under the federal securities laws, federal commodities laws, and laws of any other jurisdiction as the Sponsor may select. The Sponsor is responsible for preparing all required reports, but has entered into an agreement with the Administrator to prepare these reports on the Trust’s behalf.

The accountants’ report on its audit of the Fund’s financial statements will be furnished by the Trust to shareholders upon request. The Trust will make such elections, file such tax returns, and prepare, disseminate and file such tax reports for the Fund, as it is advised by its counsel or accountants are from time to time required by any applicable statute, rule or regulation.

Emerging Growth Company Status

The Fund is an “emerging growth company” as defined under the JOBS Act. The Fund will remain an “emerging growth company” for up to five years, or until the earliest of:

• the last day of the first fiscal year in which its total annual gross revenues exceed $1 billion,

• the date that it becomes a “large accelerated filer” as defined in Rule 12b-2 under Exchange Act, which would occur if the market value of its shares that are held by non-affiliates exceeds $700 million as of the last business day of its most recently completed second fiscal quarter, or

• the date on which it has issued more than $1 billion in non-convertible debt during the preceding three year period.

As an “emerging growth company,” the Fund may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act as long as it is a “non-accelerated filer,” which includes issuers that had a public float of less than $75 million as of the last business day of their most recently completed second fiscal quarter, issuers that have not been subject to the requirements of Section 13(a) or 15(d) of the Exchange Act for a period of at least 12 calendar months and issuers that have not filed at least one annual report pursuant thereto.

In addition, Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. Under this provision, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies.

However, the Fund is choosing to “opt out” of such extended transition period and, as a result, will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that this decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable. [To be updated by Pre-Effective Amendment]

Fiscal Year

The fiscal year of the Fund is the calendar year. The Sponsor may select an alternate fiscal year.

Governing Law; Consent to Delaware Jurisdiction

The rights of the Sponsor, the Fund, DTC (as registered owner of the Fund’s global certificate for shares) and the shareholders, are governed by the laws of the State of Delaware. the Sponsor, the Fund and DTC and, by accepting shares, each DTC Participant and each shareholder, consent to the jurisdiction of the courts of the State of Delaware and any federal courts located in Delaware. Such consent is not required for any person to assert a claim of Delaware jurisdiction over the Sponsor or the Fund.

Legal Matters

Litigation and Claims

Within the past 5 years of the date of this prospectus, there have been no material administrative, civil or criminal actions against the Sponsor, underwriter, or any principal or affiliate of either of them. This includes any actions pending, on appeal, concluded, threatened, or otherwise known to them.

Legal Opinion

Reed Smith LLP is counsel to advise the Fund and Trust and the Sponsor with respect to the shares being offered hereby and has passed upon the validity of the shares being issued hereunder. Reed Smith LLP has also provided the Sponsor with its opinion with respect to federal income tax matters addressed herein.

Experts

WithumSmith+Brown, P.C. an independent registered public accounting firm, has audited the financial statements of the Fund and the Sponsor. [To be updated by Pre-Effective Amendment]

U.S. Federal Income Tax Considerations

The following discussion summarizes the material U.S. federal income tax consequences of the purchase, ownership and disposition of shares in the Fund, and the U.S. federal income tax treatment of the Fund, as of the date hereof. This discussion is applicable to a beneficial owner of shares who purchases shares in the offering to which this prospectus relates, including a beneficial owner who purchases shares from an Authorized Purchaser. Except where noted otherwise, it deals only with shares held as capital assets and does not deal with special situations, such as those of dealers in securities or currencies, financial institutions, tax-exempt entities, insurance companies, persons holding shares as a part of a position in a “straddle” or as part of a “hedging,” “conversion” or other integrated transaction for federal income tax purposes, traders in securities or commodities that elect to use a mark-to-market method of accounting, or holders of shares whose “functional currency” is not the U.S. dollar. Furthermore, the discussion below is based upon the provisions of the Code , as amended, and regulations (“Treasury Regulations”), rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified so as to result in U.S. federal income tax consequences different from those discussed below.

Persons considering the purchase, ownership or disposition of shares should consult their own tax advisors concerning the United States federal income tax consequences in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction. As used herein, a “U.S. shareholder” of a share means a beneficial owner of a share that is, for United States federal income tax purposes, (i) a citizen or resident of the United States, (ii) a corporation or partnership created or organized in or under the laws of the United States or any political subdivision thereof, (iii) an estate the income of which is subject to United States federal income taxation regardless of its source or (iv) a trust (X) that is subject to the supervision of a court within the United States and the control of one or more United States persons as described in section 7701(a)(30) of the Code or (Y) that has a valid election in effect under applicable Treasury Regulations to be treated as a United States person. A “Non-U.S. shareholder” is a holder that is not a U.S. shareholder. If a partnership holds our shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our shares, you should consult your own tax advisor regarding the tax consequences.

The Sponsor, on behalf of the Fund, has received the opinion of Reed Smith LLP, counsel to the Fund, that the material U.S. federal income tax consequences to the Fund and to U.S. shareholders and Non-U.S. shareholders will be as described below. In rendering its opinion, Reed Smith LLP has relied on the facts described in this prospectus as well as certain factual representations made by the Fund and the Sponsor. The opinion of Reed Smith LLP is not binding on the IRS, and as a result, the IRS may not agree with the tax positions taken by the Fund. If challenged by the IRS, the Fund’s tax positions might not be sustained by the courts. No ruling has been requested from the IRS with respect to any matter affecting the Fund or prospective investors.

EACH PROSPECTIVE INVESTOR IS ADVISED TO CONSULT ITS OWN TAX ADVISOR AS TO HOW U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE FUND. APPLY TO YOU AND AS TO HOW THE APPLICABLE STATE, LOCAL OR FOREIGN TAXES APPLY TO YOU.

Tax Status of the Fund

The Fund is organized and operated as a statutory trust in accordance with the provisions of the Trust Agreement and Delaware law. As a statutory trust, the Fund will be taxable as a partnership unless it elects to be taxable as a corporation under current tax law. The Fund does not intend to elect to be taxable as a corporation. Even if the Fund doesn’t elect to be taxed as a corporation, under the Code, an entity classified as a partnership that is deemed to be a “publicly traded partnership” is generally taxable as a corporation for federal income tax purposes. The Code provides an exception to this general rule for a publicly traded partnership whose gross income for each taxable year of its existence consists of at least 90% “qualifying income” (“qualifying income exception”). For this purpose, section 7704 defines “qualifying income” as including, in pertinent part, interest (other than from a financial business), dividends and gains from the sale or disposition of capital assets held for the production of interest or dividends. In addition, in the case of a partnership a principal activity of which is the buying and selling of commodities (other than as inventory) or of futures, forwards and options with respect to commodities, “qualifying income” includes income and gains from such commodities and futures, forwards and options with respect to commodities. The Fund and the Sponsor have represented the following to Reed Smith LLP:

•	At least 90% of the Fund’s gross income for each taxable year will constitute “qualifying income” within the meaning of Code section 7704 (as described above);
•	the Fund is organized and operated in accordance with its governing agreements and applicable law;
•	the Fund has not elected, and will not elect, to be classified as a corporation for U.S. federal income tax purposes.

Based in part on these representations, Reed Smith LLP is of the opinion that the Fund classifies as a partnership for federal income tax purposes and that it is not taxable as a corporation for such purposes.If the Fund failed to satisfy the qualifying income exception in any year, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery, the Fund would be taxable as a corporation for federal income tax purposes and would pay federal income tax on its income at regular corporate rates. In that event, shareholders would not report their share of the Fund’s income or loss on their returns.

In addition, distributions to shareholders would be treated as dividends to the extent of the Fund’s current and accumulated earnings and profits. To the extent a distribution exceeded the Fund’s earnings and profits, the distribution would be treated as a return of capital to the extent of a shareholder’s basis in its shares, and thereafter as gain from the sale of shares. Accordingly, if the Fund were to be taxable as a corporation, it would likely have a material adverse effect on the economic return from an investment in the Fund and on the value of the shares.

The remainder of this summary assumes that the Fund is classified as a partnership for federal income tax purposes and that it is not taxable as a corporation.

U.S. Shareholders

Tax Consequences of Ownership of Shares

Taxation of the Fund’s Income. No U.S. federal income tax is paid by the Fund on its income. Instead, the Fund files annual information returns, and each U.S. shareholder is required to report on its U.S. federal income tax return its allocable share of the income, gain, loss and deduction of the Fund. For example, shareholders must take into account their share of ordinary income realized by the Fund from accruals of interest on U.S. Treasuries and other investments, and their share of gain from Treasury Interests. These items must be reported without regard to the amount (if any) of cash or property the shareholder receives as a distribution from the Fund during the taxable year. Consequently, a shareholder may be allocated income or gain by the Fund but receive no cash distribution with which to pay its tax liability resulting from the allocation, or may receive a distribution that is insufficient to pay such liability. Because the Sponsor currently does not intend to make distributions, it is likely that in any year the Fund realizes net income and/or gain that a U.S. shareholder will be required to pay taxes on its allocable share of such income or gain from sources other than the Fund distributions. In addition, for taxable years beginning after December 31, 2012, individuals with income in excess of $200,000 ($250,000 in the case of married individuals filing jointly) and certain estates and trusts are subject to an additional 3.8% tax on their “net investment income,” which generally includes net income from interest, dividends, annuities, royalties, and rents, and net capital gains (other than certain amounts earned from trades or businesses). Also included as income subject to the additional 3.8% tax is income from businesses involved in the trading of financial instruments or commodities.

Allocations of the Fund’s Profit and Loss. Under Code section 704, the determination of a partner’s distributive share of any item of income, gain, loss, deduction or credit is governed by the applicable organizational document unless the allocation provided by such document lacks “substantial economic effect.”

An allocation that lacks substantial economic effect nonetheless will be respected if it is in accordance with the partners’ interests in the partnership, determined by taking into account all facts and circumstances relating to the economic arrangements among the partners.

In general, the Fund applies a monthly closing-of-the-books convention in determining allocations of economic profit or loss to shareholders. Income, gain, loss and deduction are determined on a monthly “mark-to-market” basis, taking into account our accrued income and deductions and realized and unrealized gains and losses for the month. These items are allocated among the holders of shares in proportion to the number of shares owned by them as of the close of business on the last business day of the month. Items of taxable income, deduction, gain, loss and credit recognized by the Fund for federal income tax purposes for any taxable year are allocated among holders in a manner that equitably reflects the allocation of economic profit or loss. The Fund has made the election permitted by section 754 of the Code, which election is irrevocable without the consent of the Service. The effect of this election is that when a secondary market sale of our shares occurs, we adjust the purchaser’s proportionate share of the tax basis of our assets to fair market value, as reflected in the price paid for the shares, as if the purchaser had directly acquired an interest in our assets. The section 754 election is intended to eliminate disparities between a partner’s basis in its partnership interest and its share of the tax bases of the partnership’s assets, so that the partner’s allocable share of taxable gain or loss on a disposition of an asset will correspond to its share of the appreciation or depreciation in the value of the asset since it acquired its interest. Depending on the price paid for shares and the tax bases of the Fund’s assets at the time of the purchase, the effect of the section 754 election on a purchaser of shares may be favorable or unfavorable.

The Fund applies certain conventions in determining and allocating items for tax purposes in order to reduce the complexity and costs of administration. The Sponsor believes that application of these conventions is consistent with the intent of the partnership provisions of the Code, and that the resulting allocations will have substantial economic effect or otherwise are respected as being in accordance with shareholders’ interests in the Fund for federal income tax purposes. The Code and existing Treasury Regulations do not expressly permit adoption of these conventions although the monthly allocation convention described above is consistent with a semi-monthly method permitted under recently proposed Treasury Regulations, as well as the legislative history for the provisions that requires allocations to appropriately reflect changes in ownership interest. It is possible that the IRS could successfully challenge this method and require a shareholder to report a greater or lesser share of items of income, gain, loss, deduction, or credit than if our method were respected. The Sponsor is authorized to revise our allocation method to conform to any method permitted under future Treasury Regulations.

The assumptions and conventions used in making tax allocations may cause a shareholder to be allocated more or less income or loss for federal income tax purposes than its proportionate share of the economic income or loss realized by the Fund during the period it held its shares. This “mismatch” between taxable and economic income or loss in some cases may be temporary, reversing itself in a later year when the shares are sold, but could be permanent. For example, a shareholder could be allocated income accruing before it purchased its shares, resulting in an increase in the basis of the shares (see “Tax Basis of Shares,” below). On a subsequent disposition of the shares, the additional basis might produce a capital loss the deduction of which may be limited (see “Limitations on Deductibility of Losses and Certain Expenses,” below).

Mark to Market of Certain Exchange-Traded Contracts. For federal income tax purposes, the Fund generally is required to use a “mark-to-market” method of accounting under which unrealized gains and losses on instruments constituting “section 1256 contracts” are recognized currently. A section 1256 contract is defined as: (1) a futures contract that is traded on or subject to the rules of a national securities exchange which is registered with the SEC, a domestic board of trade designated as a contract market by the CFTC, or any other board of trade or exchange designated by the Secretary of the Treasury, and with respect to which the amount required to be deposited and the amount that may be withdrawn depends on a system of “marking to market”; (2) a forward contract on exchange-traded foreign currencies, where the contracts are traded in the interbank market; (3) a non-equity option traded on or subject to the rules of a qualified board or exchange; (4) a dealer equity option; or (5) a dealer securities futures contract.

Under these rules, section 1256 contracts held by the Fund at the end of each taxable year, including for example futures contracts and options on futures contracts traded on a U.S. exchange or board of trade or certain foreign exchanges, are treated as if they were sold by the Fund for their fair market value on the last business day of the taxable year. A shareholder’s distributive share of the Fund’s net gain or loss with respect to each section 1256 contract generally is treated as long-term capital gain or loss to the extent of 60 percent thereof, and as short-term capital gain or loss to the extent of 40 percent thereof, without regard to the actual holding period.

Many of the Fund’s Futures Contracts and some of their other commodity interests will qualify as “section 1256 contracts” under the Code. Gain or loss recognized through disposition, termination or marking-to-market of the Fund’s section 1256 contracts will be subject to 60/ 40 treatment and allocated to shareholders in accordance with the monthly allocation convention. Under recently enacted legislation, cleared swaps and other commodity swaps will most likely not qualify as section 1256 contracts. If a commodity swap is not treated as a section 1256 contract, any gain or loss on the swap recognized at the time of disposition or termination will be long-term or short-term capital gain or loss depending on the holding period of the swap.

Limitations on Deductibility of Losses and Certain Expenses. A number of different provisions of the Code may defer or disallow the deduction of losses or expenses allocated to you by the Fund, including but not limited to those described below.

A shareholder’s deduction of its allocable share of any loss of the Fund is limited to the lesser of (1) the tax basis in its shares or (2) in the case of a shareholder that is an individual or a closely held corporation, the amount which the shareholder is considered to have “at risk” with respect to our activities. In general, the amount at risk will be your invested capital plus your share of any recourse debt of the Fund for which you are liable. Losses in excess of the lesser of tax basis or the amount at risk must be deferred until years in which the Fund generates additional taxable income against which to offset such carryover losses or until additional capital is placed at risk.

Noncorporate taxpayers are permitted to deduct capital losses only to the extent of their capital gains for the taxable year plus $3,000 of other income. Unused capital losses can be carried forward and used to offset capital gains in future years. In addition, a noncorporate taxpayer may elect to carry back net losses on section 1256 contracts to each of the three preceding years and use them to offset section 1256 contract gains in those years, subject to certain limitations. Corporate taxpayers generally may deduct capital losses only to the extent of capital gains, subject to special carryback and carryforward rules.

Otherwise deductible expenses incurred by noncorporate taxpayers constituting “miscellaneous itemized deductions,” generally including investment-related expenses (other than interest and certain other specified expenses), are deductible only to the extent they exceed 2 percent of the taxpayer’s adjusted gross income for the year. Although the matter is not free from doubt, we believe management fees we pay to the Sponsor and other expenses we incur constitute investment-related expenses subject to the miscellaneous itemized deduction limitation, rather than expenses incurred in connection with a trade or business, and will report these expenses consistent with that interpretation. The Code imposes additional limitations on the amount of certain itemized deductions allowable to individuals with adjusted gross income in excess of certain amounts by reducing the otherwise allowable portion of such deductions by an amount equal to the lesser of:

•	3% of the individual’s adjusted gross income in excess of certain threshold amounts; or
•	80% of the amount of certain itemized deductions otherwise allowable for the taxable year.

Noncorporate shareholders generally may deduct “investment interest expense” only to the extent of their “net investment income.” Investment interest expense of a shareholder will generally include any interest accrued by the Fund and any interest paid or accrued on direct borrowings by a shareholder to purchase or carry its shares, such as interest with respect to a margin account. Net investment income generally includes gross income from property held for investment (including “portfolio income” under the passive loss rules but not, absent an election, long-term capital gains or certain qualifying dividend income) less deductible expenses other than interest directly connected with the production of investment income.

To the extent that we allocate losses or expenses to you that must be deferred or disallowed as a result of these or other limitations in the Code, you may be taxed on income in excess of your economic income or distributions (if any) on your shares. As one example, you could be allocated and required to pay tax on your share of interest income accrued by the Fund for a particular taxable year, and in the same year allocated a share of a capital loss that you cannot deduct currently because you have insufficient capital gains against which to offset the loss. As another example, you could be allocated and required to pay tax on your share of interest income and capital gain for a year, but be unable to deduct some or all of your share of management fees and/or margin account interest incurred by you with respect to your shares. Shareholders are urged to consult their own professional tax advisors regarding the effect of limitations under the Code on your ability to deduct your allocable share of the Fund’s losses and expenses.

Tax Basis of Shares. A shareholder’s tax basis in its shares is important in determining (1) the amount of taxable gain it will realize on the sale or other disposition of its shares, (2) the amount of non-taxable distributions that it may receive from the Fund and (3) its ability to utilize its distributive share of any losses of the Fund on its tax return. A shareholder’s initial tax basis of its shares will equal its cost for the shares plus its share of the Fund’s liabilities (if any) at the time of purchase. In general, a shareholder’s “share” of those liabilities will equal the sum of (i) the entire amount of any otherwise nonrecourse liability of the Fund as to which the shareholder or an affiliate is the creditor (a “partner nonrecourse liability”) and (ii) a pro rata share of any nonrecourse liabilities of the Fund that are not partner nonrecourse liabilities as to any shareholder.

A shareholder’s tax basis in its shares generally will be (1) increased by (a) its allocable share of the Fund’s taxable income and gain and (b) any additional contributions by the shareholder to the Fund and (2) decreased (but not below zero) by (a) its allocable share of the Fund’s tax deductions and losses and (b) any distributions by the Fund to the shareholder. For this purpose, an increase in a shareholder’s share of the Fund’s liabilities will be treated as a contribution of cash by the shareholder to the Fund and a decrease in that share will be treated as a distribution of cash by the Fund to the shareholder. Pursuant to certain IRS rulings, a shareholder will be required to maintain a single, “unified” basis in all shares that it owns. As a result, when a shareholder that acquired its shares at different prices sells less than all of its shares, such shareholder will not be entitled to specify particular shares (e.g., those with a higher basis) as having been sold. Rather, it must determine its gain or loss on the sale by using an “equitable apportionment” method to allocate a portion of its unified basis in its shares to the shares sold.

Treatment of Fund Distributions. If the Fund makes non-liquidating distributions to shareholders, such distributions generally will not be taxable to the shareholders for federal income tax purposes except to the extent that the sum of (i) the amount of cash and (ii) the fair market value of marketable securities distributed exceeds the shareholder’s adjusted basis of its interest in the Fund immediately before the distribution. Any cash distributions in excess of a shareholder’s tax basis generally will be treated as gain from the sale or exchange of shares.

Constructive Termination of the Partnership. We will be considered to have been terminated for tax purposes if there is a sale or exchange of 50 percent or more of the total interests in our shares within a 12-month period. A termination would result in the closing of our taxable year for all shareholders. In the case of a shareholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may result in more than 12 months of our taxable income or loss being includable in its taxable income for the year of termination. We would be required to make new tax elections after a termination. A termination could result in tax penalties if we were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject us to, any tax legislation enacted before the termination.

Tax Consequences of Disposition of Shares. If a shareholder sells its shares, it will recognize gain or loss equal to the difference between the amount realized and its adjusted tax basis for the shares sold. A shareholder’s amount realized will be the sum of the cash or the fair market value of other property received plus its share of any the Fund debt outstanding.

Gain or loss recognized by a shareholder on the sale or exchange of shares held for more than one year will generally be taxable as long-term capital gain or loss; otherwise, such gain or loss will generally be taxable as short-term capital gain or loss. A special election is available under the Treasury Regulations that will allow shareholders to identify and use the actual holding periods for the shares sold for purposes of determining whether the gain or loss recognized on a sale of shares will give rise long-term or short-term capital gain or loss. It is expected that most shareholders will be eligible to elect, and generally will elect, to identify and use the actual holding period for shares sold. If a shareholder fails to make the election or is not able to identify the holding periods of the shares sold, the shareholder will have a split holding period in the shares sold. Under such circumstances, a shareholder will be required to determine its holding period in the shares sold by first determining the portion of its entire interest in the Fund that would give rise to long-term capital gain or loss if its entire interest were sold and the portion that would give rise to short-term capital gain or loss if the entire interest were sold. The shareholder would then treat each share sold as giving rise to long-term capital gain or loss and short-term capital gain or loss in the same proportions as if it had sold its entire interest in the Fund.

Under Section 751 of the Code, a portion of a shareholder’s gain or loss from the sale of shares (regardless of the holding period for such shares), will be separately computed and taxed as ordinary income or loss to the extent attributable to “unrealized receivables” or “inventory” owned by the Fund. The term “unrealized receivables” includes, among other things, market discount bonds and short-term debt instruments to the extent such items would give rise to ordinary income if sold by the Fund.

If some or all of your shares are lent by your broker or other agent to a third party - for example, for use by the third party in covering a short sale - you may be considered as having made a taxable disposition of the loaned shares, in which case -

•  you may recognize taxable gain or loss to the same extent as if you had sold the shares for cash;

• any of the Fund’s income, gain, loss or deduction allocable to those shares during the period of the loan will not be reportable by you for tax purposes; and

• any distributions you receive with respect to the shares will be fully taxable, most likely as ordinary income.

Shareholders desiring to avoid these and other possible consequences of a deemed disposition of their shares should consider modifying any applicable brokerage account agreements to prohibit the lending of their shares.

Other Tax Matters

Information Reporting. We report tax information to the beneficial owners of shares. Shareholders who have become additional shareholders are treated as partners for federal income tax purposes. The IRS has ruled that assignees of partnership interests who have not been admitted to a partnership as partners but who have the capacity to exercise substantial dominion and control over the assigned partnership interests will be considered partners for federal income tax purposes. On the basis of such ruling, except as otherwise provided herein, we treat the following persons as partners for federal income tax purposes: (1) assignees of shares who are pending admission as shareholders, and (2) shareholders whose shares are held in street name or by another nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their shares. The Fund will furnish shareholders each year with tax information on IRS Schedule K-1 (Form 1065), which will be used by the shareholders in completing their tax returns.

Persons who hold an interest in the Fund as a nominee for another person are required to furnish to us the following information: (1) the name, address and taxpayer identification number of the beneficial owner and the nominee; (2) whether the beneficial owner is (a) a person that is not a U.S. person, (b) a foreign government, an international organization or any wholly-owned agency or instrumentality of either of the foregoing, or (c) a tax-exempt entity; (3) the amount and description of shares acquired or transferred for the beneficial owner; and (4) certain information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales. Brokers and financial institutions are required to furnish additional information, including whether they are U.S. persons and certain information on shares they acquire, hold or transfer for their own account. A penalty of $100 per failure, up to a maximum of $1,500,000 per calendar year, is imposed by the Code, as amended for failure to report such information to us. The nominee is required to supply the beneficial owner of the shares with the information furnished to us.

Partnership Audit Procedures. The IRS may audit the federal income tax returns filed by the Fund. Adjustments resulting from any such audit may require each shareholder to adjust a prior year’s tax liability and could result in an audit of the shareholder’s own return. Any audit of a shareholder’s return could result in adjustments of non-partnership items as well as the Fund items. Partnerships are generally treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS, and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined at the partnership level in a unified partnership proceeding rather than in separate proceedings with the shareholders. The Code provides for one shareholder to be designated as the “tax matters partner” and represent the partnership purposes of these proceedings. The Trust Agreement appoints the Sponsor as the tax matters partner of the Fund.

Tax Shelter Disclosure Rules. In certain circumstances the Code and Treasury Regulations require that the IRS be notified of taxable transactions through a disclosure statement attached to a taxpayer’s United States federal income tax return. In addition, certain “material advisers” must maintain a list of persons participating in such transactions and furnish the list to the IRS upon written request. These disclosure rules may apply to transactions irrespective of whether they are structured to achieve particular tax benefits. They could require disclosure by the Fund or shareholders (1) if a shareholder incurs a loss in excess a specified threshold from a sale or redemption of its shares, (2) if the Fund engages in transactions producing differences between its taxable income and its income for financial reporting purposes, or (3) possibly in other circumstances. While these rules generally do not require disclosure of a loss recognized on the disposition of an asset in which the taxpayer has a “qualifying basis” (generally a basis equal to the amount of cash paid by the taxpayer for such asset), they apply to a loss recognized with respect to interests in a pass-through entity, such as the shares, even if the taxpayer’s basis in such interests is equal to the amount of cash it paid. In addition, under recently enacted legislation, significant penalties may be imposed in connection with a failure to comply with these reporting requirements. Investors should consult their own tax advisors concerning the application of these reporting requirements to their specific situation.

Tax-Exempt Organizations. Subject to numerous exceptions, qualified retirement plans and individual retirement accounts, charitable organizations and certain other organizations that otherwise are exempt from federal income tax (collectively “exempt organizations”) nonetheless are subject to the tax on unrelated business taxable income (“UBTI”). Generally, UBTI means the gross income derived by an exempt organization from a trade or business that it regularly carries on, the conduct of which is not substantially related to the exercise or performance of its exempt purpose or function, less allowable deductions directly connected with that trade or business. If the Fund were to regularly carry on (directly or indirectly) a trade or business that is unrelated with respect to an exempt organization shareholder, then in computing its UBTI, the shareholder must include its share of (1) the Fund’s gross income from the unrelated trade or business, whether or not distributed, and (2) the Fund’s allowable deductions directly connected with that gross income.

UBTI generally does not include dividends, interest, or payments with respect to securities loans and gains from the sale of property (other than property held for sale to customers in the ordinary course of a trade or business). Nonetheless, income on, and gain from the disposition of, “debt-financed property” is UBTI. Debt-financed property generally is income-producing property (including securities), the use of which is not substantially related to the exempt organization’s tax-exempt purposes, and with respect to which there is “acquisition indebtedness” at any time during the taxable year (or, if the property was disposed of during the taxable year, the 12-month period ending with the disposition). Acquisition indebtedness includes debt incurred to acquire property, debt incurred before the acquisition of property if the debt would not have been incurred but for the acquisition, and debt incurred subsequent to the acquisition of property if the debt would not have been incurred but for the acquisition and at the time of acquisition the incurrence of debt was foreseeable. The portion of the income from debt-financed property attributable to acquisition indebtedness is equal to the ratio of the average outstanding principal amount of acquisition indebtedness over the average adjusted basis of the property for the year. The Fund currently does not anticipate that it will borrow money to acquire investments; however, the Fund cannot be certain that it will not borrow for such purpose in the future. In addition, an exempt organization shareholder that incurs acquisition indebtedness to purchase its shares in the Fund may have UBTI.

The federal tax rate applicable to an exempt organization shareholder on its UBTI generally will be either the corporate or trust tax rate, depending upon the shareholder’s form of organization. The Fund may report to each such shareholder information as to the portion, if any, of the shareholder’s income and gains from the Fund for any year that will be treated as UBTI; the calculation of that amount is complex, and there can be no assurance that the Fund’s calculation of UBTI will be accepted by the Service. An exempt organization shareholder will be required to make payments of estimated federal income tax with respect to its UBTI.

Regulated Investment Companies. Under recently enacted legislation, interests in and income from “qualified publicly traded partnerships” satisfying certain gross income tests are treated as qualifying assets and income, respectively, for purposes of determining eligibility for regulated investment company (“RIC”) status. A RIC may invest up to 25% of its assets in interests in a qualified publicly traded partnership. The determination of whether a publicly traded partnership such as the Fund is a qualified publicly traded partnership is made on an annual basis. The Fund expects to be a qualified publicly traded partnership in each of its taxable years. However, such qualification is not assured.

Non-U.S. Shareholders

Generally, non-U.S. persons who derive U.S. source income or gain from investing or engaging in a U.S. business are taxable on two categories of income. The first category consists of amounts that are fixed, determinable, annual and periodic income, such as interest, dividends and rent that are not connected with the operation of a U.S. trade or business (“FDAP”). The second category is income that is effectively connected with the conduct of a U.S. trade or business (“ECI”). FDAP income (other than interest that is considered “portfolio interest”) is generally subject to a 30 percent withholding tax, which may be reduced for certain categories of income by a treaty between the U.S. and the recipient’s country of residence. In contrast, ECI is generally subject to U.S. tax on a net basis at graduated rates upon the filing of a U.S. tax return. Where a non-U.S. person has ECI as a result of an investment in a partnership, the

ECI is subject to a withholding tax at a rate of 39.6 percent for individual shareholders and a rate of 35% for corporate Shareholders.

Withholding on Allocations and Distributions. The Code provides that a non-U.S. person who is a partner in a partnership that is engaged in a U.S. trade or business during a taxable year will also be considered to be engaged in a U.S. trade or business during that year. Classifying an activity by a partnership as an investment or an operating business is a factual determination. Under certain safe harbors in the Code, an investment fund whose activities consist of trading in stocks, securities, or commodities for its own account generally will not be considered to be engaged in a U.S. trade or business unless it is a dealer is such stocks, securities, or commodities. This safe harbor applies to investments in commodities only if the commodities are of a kind customarily dealt in on an organized commodity exchange and if the transaction is of a kind customarily consummated at such place. Although the matter is not free from doubt, the Fund believes that the activities directly conducted by the Fund do not result in the Fund being engaged in a trade or business within in the United States. However, there can be no assurance that the IRS would not successfully assert that the Fund’s activities constitute a U.S. trade or business.

In the event that the Fund’s activities were considered to constitute a U.S. trade or business, the Fund would be required to withhold at the highest rate specified in Code section 1 (currently 39.6%) on allocations of our income to individual Non-U.S. Shareholders and the highest rate specified in Code section 11(b) (currently 35%) on allocations of our income to corporate Non-U.S. Shareholders, when such income is allocated or distributed. A non-U.S. shareholder with ECI will generally be required to file a U.S. federal income tax return, and the return will provide the non-U.S. shareholder with the mechanism to seek a refund of any withholding in excess of such shareholder’s actual U.S. federal income tax liability. Any amount withheld by the Fund on behalf of a non-U.S. shareholder will be treated as a distribution to the non-U.S. shareholder to the extent possible. In some cases, the Fund may not be able to match the economic cost of satisfying its withholding obligations to a particular non-U.S. shareholder, which may result in such cost being borne by the Fund, generally, and accordingly, by all shareholders.

If the Fund is not treated as engaged in a U.S. trade or business, a non-U.S. shareholder may nevertheless be treated as having FDAP income, which would be subject to a 30 percent withholding tax (possibly subject to reduction by treaty), with respect to some or all of its distributions from the Fund or its allocable share of the Fund income. Amounts withheld on behalf of a non-U.S. shareholder will be treated as being distributed to such shareholder.

To the extent any interest income allocated to a non-U.S. shareholder that otherwise constitutes FDAP is considered “portfolio interest,” neither the allocation of such interest income to the non-U.S. shareholder nor a subsequent distribution of such interest income to the non-U.S. shareholder will be subject to withholding, provided that the non-U.S. shareholder is not otherwise engaged in a trade or business in the U.S. and provides the Fund with a timely and properly completed and executed IRS Form W-8BEN or other applicable form. In general, “portfolio interest” is interest paid on debt obligations issued in registered form, unless the “recipient” owns 10 percent or more of the voting power of the issuer.

Most of the Fund’s interest income qualifies as “portfolio interest.” In order for the Fund to avoid withholding on any interest income allocable to non-U.S. shareholders that would qualify as “portfolio interest,” it will be necessary for all non-U.S. shareholders to provide the Fund with a timely and properly completed and executed Form W-8BEN (or other applicable form). If a non-U.S. shareholder fails to provide a properly completed Form W-8BEN, the Sponsor may request that the non-U.S. shareholder provide, within 15 days after the request by the Sponsor, a properly completed Form W-8BEN. If a non-U.S. shareholder fails to comply with this request, the shares owned by such non-U.S. shareholder will be subject to redemption.

Gain from Sale of Shares. Gain from the sale or exchange of the shares may be taxable to a non-U.S. shareholder if the non-U.S. shareholder is a nonresident alien individual who is present in the U.S. for 183 days or more during the taxable year. In such case, the nonresident alien individual will be subject to a 30 percent withholding tax on the amount of such individual’s gain.

Branch Profits Tax on Corporate Non-U.S. Shareholders. In addition to the taxes noted above, any non-U.S. shareholders that are corporations may also be subject to an additional tax, the branch profits tax, at a rate of 30 percent. The branch profits tax is imposed on a non-U.S. corporation’s dividend equivalent amount, which generally consists of the corporation’s after-tax earnings and profits that are effectively connected with the corporation’s U.S. trade or business but are not reinvested in a U.S. business. This tax may be reduced or eliminated by an income tax treaty between the United States and the country in which the non-U.S. shareholder is a “qualified resident.”

Certain information reporting and withholding requirement. Recently enacted legislation that will become effective after June 30, 2014, generally imposes a 30% withholding tax on payments of certain types of income to foreign financial institutions that fail to enter into an agreement with the United States Treasury to report certain required information with respect to accounts held by U.S. persons (or held by foreign entities that have U.S. persons as substantial owners). The types of income subject to the tax include U.S.-source interest and dividends and the gross proceeds from the sale of any property that could produce U.S.-source interest or dividends. The information required to be reported includes the identity and taxpayer identification number of each account holder that is a U.S. person and transaction activity within the holder’s account. In addition, subject to certain exceptions, this legislation also imposes a 30% withholding tax on payments to foreign entities that are not financial institutions unless the foreign entity certifies that it does not have a greater than 10% U.S. owner or provides the withholding agent with identifying information on each greater than 10% U.S. owner. When these provisions become effective, depending on the status of a non-U.S. shareholder and the status of the intermediaries through which it holds shares, a non-U.S. shareholder could be subject to this 30% withholding tax with respect to distributions on its shares and proceeds from the sale of its shares. Under certain circumstances, a non-U.S. shareholder might be eligible for refund or credit of such taxes.

Prospective non-U.S. shareholders should consult their tax advisor with regard to these and other issues unique to non-U.S. shareholders.

Backup Withholding

The Fund may be required to withhold U.S. federal income tax (“backup withholding”) at a rate of 28% from all taxable distributions payable to: (1) any shareholder who fails to furnish the Fund with his, her or its correct taxpayer identification number or a certificate that the shareholder is exempt from backup withholding, and (2) any shareholder with respect to whom the IRS notifies the Fund that the shareholder has failed to properly report certain interest and dividend income to the IRS and to respond to notices to that effect. Backup withholding is not an additional tax and may be returned or credited against a taxpayer’s regular federal income tax liability if appropriate information is provided to the IRS.

Other Tax Considerations

In addition to federal income taxes, shareholders may be subject to other taxes, such as state and local income taxes, unincorporated business taxes, business franchise taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which the Fund does business or owns property or where the shareholders reside. Although an analysis of those various taxes is not presented here, each prospective shareholder should consider their potential impact on its investment in the Fund. It is each shareholder’s responsibility to file the appropriate U.S. federal, state, local, and foreign tax returns. Reed Smith LLP has not provided an opinion concerning any aspects of state, local or foreign tax or U.S. federal tax other than those U.S. federal income tax issues discussed herein.

Investment by ERISA Accounts

General

Most employee benefit plans and individual retirement accounts (“IRAs”) are subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) or the Code, or both. This section discusses certain considerations that arise under ERISA and the Code that a fiduciary of an employee benefit plan as defined in ERISA or a plan as defined in Section 4975 of the Code who has investment discretion should take into account before deciding to invest the plan’s assets in the Fund. Employee benefit plans and plans are collectively referred to below as plans, and fiduciaries with investment discretion are referred to below as plan fiduciaries.

This summary is based on the provisions of ERISA and the Code as of the date hereof. This summary is not intended to be complete, but only to address certain questions under ERISA and the Code likely to be raised by your advisors. The summary does not include state or local law.

Potential plan investors are urged to consult with their own professional advisors concerning the appropriateness of an investment in the Fund and the manner in which shares should be purchased.

Special Investment Considerations

Each plan fiduciary must consider the facts and circumstances that are relevant to an investment in the Fund, including the role that an investment in the Fund would play in the plan’s overall investment portfolio. Each plan fiduciary, before deciding to invest in the Fund, must be satisfied that the investment is prudent for the plan, that the investments of the plan are diversified so as to minimize the risk of large losses and that an investment in the Fund complies with the terms of the plan.

The Fund and Plan Assets

A regulation issued under ERISA contains rules for determining when an investment by a plan in an equity interest of a Delaware business trust will result in the underlying assets of the Delaware business trust being deemed plan assets for purposes of ERISA and Section 4975 of the Code. Those rules provide that assets of a Delaware business trust will not be plan assets of a plan that purchases an equity interest in the Delaware business trust if the equity interest purchased is a publicly-offered security. If the underlying assets of a Delaware business trust are considered to be assets of any plan for purposes of ERISA or Section 4975 of the Code, the operations of that Delaware business trust would be subject to and, in some cases, limited by, the provisions of ERISA and Section 4975 of the Code.

The publicly-offered security exception described above applies if the equity interest is a security that is:

1.	freely transferable (determined based on the relevant facts and circumstances);

2.	part of a class of securities that is widely held (meaning that the class of securities is owned by 100 or more investors independent of the issuer and of each other); and

3.	either (a) part of a class of securities registered under Section 12(b) or 12(g) of the Exchange Act or (b) sold to the plan as part of a public offering pursuant to an effective registration statement under the Securities Act of 1933 and the class of which such security is a part is registered under the Exchange Act within 120 days (or such later time as may be allowed by the SEC) after the end of the fiscal year of the issuer in which the offering of such security occurred.

The plan asset regulations under ERISA state that the determination of whether a security is freely transferable is to be made based on all the relevant facts and circumstances. In the case of a security that is part of an offering in which the minimum investment is $10,000 or less, the following requirements, alone or in combination, ordinarily will not affect a finding that the security is freely transferable: (1) a requirement that no transfer or assignment of the security or rights relating to the security be made that would violate any federal or state law, (2) a requirement that no transfer or assignment be made without advance written notice given to the entity that issued the security, and (3) any restriction on the substitution of assignee as a shareholder of a partnership, including a general partner consent requirement, provided that the economic benefits of ownership of the assignor may be transferred or assigned without regard to such restriction or consent (other than compliance with any of the foregoing restrictions).

The Sponsor believes that the conditions described above are satisfied with respect to the shares. The Sponsor believes that the shares therefore constitute publicly-offered securities, and the underlying assets of the Fund are not considered to constitute plan assets of any plan that purchases shares.

Prohibited Transactions

ERISA and the Code generally prohibit certain transactions involving the plan and persons who have certain specified relationships to the plan.

In general, shares may not be purchased with the assets of a plan if the Sponsor, the clearing brokers, the trading advisors (if any), or any of their affiliates, agents or employees either:

•	exercise any discretionary authority or discretionary control with respect to management of the plan;
•	exercise any authority or control with respect to management or disposition of the assets of the plan;
•	render investment advice for a fee or other compensation, direct or indirect, with respect to any moneys or other property of the plan;
•	have any authority or responsibility to render investment advice with respect to any monies or other property of the plan; or
•	have any discretionary authority or discretionary responsibility in the administration of the plan.

Also, a prohibited transaction may occur under ERISA or the Code when circumstances indicate that (1) the investment in a share is made or retained for the purpose of avoiding application of the fiduciary standards of ERISA, (2) the investment in a share constitutes an arrangement under which the Fund is expected to engage in transactions that would otherwise be prohibited if entered into directly by the plan purchasing the share, (3) the investing plan, by itself, has the authority or influence to cause the Fund to engage in such transactions, or (4) a person who is prohibited from transacting with the investing plan may, but only with the aid of certain of its affiliates and the investing plan, cause the Fund to engage in such transactions with such person.

Special IRA Rules

IRAs are not subject to ERISA’ s fiduciary standards, but are subject to their own rules, including the prohibited transaction rules of Section 4975 of the Code, which generally mirror ERISA’s prohibited transaction rules. For example, IRAs are subject to special custody rules and must maintain a qualifying IRA custodial arrangement separate and distinct from the Fund and its custodial arrangement. Otherwise, if a separate qualifying custodial arrangement is not maintained, an investment in the shares will be treated as a distribution from the IRA. Second, IRAs are prohibited from investing in certain commingled investments, and the Sponsor makes no representation regarding whether an investment in shares is an inappropriate commingled investment for an IRA. Third, in applying the prohibited transaction provisions of Section 4975 of the Code, in addition to the rules summarized above, the individual for whose benefit the IRA is maintained is also treated as the creator of the IRA. For example, if the owner or beneficiary of an IRA enters into any transaction, arrangement, or agreement involving the assets of his or her IRA to benefit the IRA owner or beneficiary (or his or her relatives or business affiliates) personally, or with the understanding that such benefit will occur, directly or indirectly, such transaction could give rise to a prohibited transaction that is not exempted by any available exemption. Moreover, in the case of an IRA, the consequences of a non-exempt prohibited transaction are that the IRA’s assets will be treated as if they were distributed, causing immediate taxation of the assets (including any early distribution penalty tax applicable under Section 72 of the Code), in addition to any other fines or penalties that may apply.

Exempt Plans

Certain employee benefit plans may be governmental plans or church plans. Governmental plans and church plans are generally not subject to ERISA, nor do the above-described prohibited transaction provisions described above apply to them. These plans are, however, subject to prohibitions against certain related-party transactions under Section 503 of the Code, which operate similar to the prohibited transaction rules described above. In addition, the fiduciary of any governmental or church plan must consider any applicable state or local laws and any restrictions and duties of common law imposed upon the plan.

No view is expressed as to whether an investment in the Fund (and any continued investment in the Fund), or the operation and administration of the Fund, is appropriate or permissible for any governmental plan or church plan under Code Section 503, or under any state, county, local or other law relating to that type of plan.

Allowing an investment in the Fund is not to be construed as a representation by the Fund, the Sponsor, any trading advisor, any clearing broker, the Distributor or legal counsel or other advisors to such parties or any other party that this investment meets some or all of the relevant legal requirements with respect to investments by any particular plan or that this investment is appropriate for any such particular plan. The person with investment discretion should consult with the plan’s attorney and financial advisors as to the propriety of an investment in the Fund in light of the circumstances of the particular plan, current tax law and ERISA.

Information You Should Know

This prospectus contains information you should consider when making an investment decision about the shares. You may rely on the information contained in this prospectus. Neither the Fund nor the Sponsor has authorized any person to provide you with different information and, if anyone provides you with different or inconsistent information, you should not rely on it. This prospectus is not an offer to sell the shares in any jurisdiction where the offer or sale of the shares is not permitted.

The information contained in this prospectus was obtained from us and other sources believed by us to be reliable.

You should rely only on the information contained in this prospectus or any applicable prospectus supplement or any information incorporated by reference to this prospectus. We have not authorized anyone to provide you with any information that is different. If you receive any unauthorized information, you must not rely on it. You should disregard anything we said in an earlier document that is inconsistent with what is included in this prospectus or any applicable prospectus supplement or any information incorporated by reference to this prospectus. Where the context requires, when we refer to this “prospectus,” we are referring to this prospectus and (if applicable) the relevant prospectus supplement.

You should not assume that the information in this prospectus or any applicable prospectus supplement is current as of any date other than the date on the front page of this prospectus or the date on the front page of any applicable prospectus supplement.

We include cross references in this prospectus to captions in these materials where you can find further related discussions. The table of contents tells you where to find these captions.

Summary of Promotional and Sales Material

The Fund has used the following sales material it has prepared:

•	the Fund’s website, www.risingratefund.com;
•	Press release dated the effective date of the Fund’s initial registration statement; and the Fund fact sheet available on the Fund’s website. [To be updated by Pre-Effective Amendment]

Where You Can Find More Information

The Sponsor has filed on behalf of the Fund a registration statement on Form S-1 with the SEC under the 1933 Act. This prospectus does not contain all of the information set forth in the registration statement (including the exhibits to the registration statement), parts of which have been omitted in accordance with the rules and regulations of the SEC. For further information about the Fund or the shares, please refer to the registration statement, which you may inspect, without charge, at the public reference facilities of the SEC at the below address or online at www.sec.gov, or obtain at prescribed rates from the public reference facilities of the SEC at the below address. Information about the Fund and the shares can also be obtained from the Fund’s website, which is www.risingratefund.com. The Fund’s website address is only provided here as a convenience to you and the information contained on or connected to the website is not part of this prospectus or the registration statement of which this prospectus is part. The Fund is subject to the informational requirements of the Exchange Act and the Sponsor and the Fund will each, on behalf of the Fund, file certain reports and other information with the SEC. The Sponsor will file an updated prospectus annually for the Fund pursuant to the 1933 Act. The reports and other information can be inspected at the public reference facilities of the SEC located at 100 F Street, NE, Washington, D.C. 20549 and online at www.sec.gov. You may also obtain copies of such material from the public reference facilities of the SEC at 100 F Street, NE, Washington, D.C. 20549, at prescribed rates. You may obtain more information concerning the operation of the public reference facilities of the SEC by calling the SEC at 1-800-SEC-0330 or visiting online at www.sec.gov.

Statement Regarding Forward-Looking Statements

This prospectus includes “forward-looking statements” which generally relate to future events or future performance. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or the negative of these terms or other comparable terminology. All statements (other than statements of historical fact) included in this prospectus that address activities, events or developments that will or may occur in the future, including such matters as movements in the futures markets and indexes that track such movements, the Fund’s operations, the Sponsor’s plans and references to the Fund’s future success and other similar matters, are forward-looking statements. These statements are only predictions. Actual events or results may differ materially. These statements are based upon certain assumptions and analyses the Sponsor has made based on its perception of historical trends, current conditions and expected future developments, as well as other factors appropriate in the circumstances. Whether or not actual results and developments will conform to the Sponsor’s expectations and predictions, however, is subject to a number of risks and uncertainties, including the special considerations discussed in this prospectus, general economic, market and business conditions, changes in laws or regulations, including those concerning taxes, made by governmental authorities or regulatory bodies, and other world economic and political developments. Consequently, all the forward-looking statements made in this prospectus are qualified by these cautionary statements, and there can be no assurance that actual results or developments the Sponsor anticipates will be realized or, even if substantially realized, that they will result in the expected consequences to, or have the expected effects on, the Fund’s operations or the value of its shares.

Privacy Policy

The Fund and the Sponsor may collect or have access to certain nonpublic personal information about current and former investors. Nonpublic personal information may include information received from investors, such as an investor’s name, social security number and address, as well as information received from brokerage firms about investor holdings and transactions in shares of the Fund.

The Fund and the Sponsor do not disclose nonpublic personal information except as required by law or as described in their Privacy Policy. In general, the Fund and the Sponsor restrict access to the nonpublic personal information they collect about investors to those of their and their affiliates’ employees and service providers who need access to such information to provide products and services to investors.

The Fund and the Sponsor maintain safeguards that comply with federal law to protect investors’ nonpublic personal information. These safeguards are reasonably designed to (1) ensure the security and confidentiality of investors’ records and information, (2) protect against any anticipated threats or hazards to the security or integrity of investors’ records and information, and (3) protect against unauthorized access to or use of investors’ records or information that could result in substantial harm or inconvenience to any investor. Third-party service providers with whom the Fund and the Sponsor share nonpublic personal information about investors must agree to follow appropriate standards of security and confidentiality, which includes safeguarding such nonpublic personal information physically, electronically and procedurally.

A copy of the Fund and the Sponsor’s current Privacy Policy is provided to investors annually and is also available upon request.

APPENDIX A

Glossary of Defined Terms

In this prospectus, each of the following terms has the meanings set forth after such term:

Administrator: U.S. Bancorp Fund Services, LLC.

Authorized Purchaser: One that purchases or redeems Creation Baskets or Redemption Baskets, respectively, from or to the Fund.

Business Day: Any day other than a day when any of the NYSE Arca, the NYMEX or the New York Stock Exchange is closed for regular trading.

CFTC: Commodity Futures Trading Commission, an independent agency with the mandate to regulate commodity futures and options in the United States.

Cleared Swap Contract: A financial contract, whose value is designed to track the return on stocks, bonds, currencies, commodities, or some other benchmark, that is submitted to a central clearinghouse after it is either traded OTC or on an exchange or other trading platform.

Code: Internal Revenue Code.

Commodity Pool: An enterprise in which several individuals contribute funds in order to trade futures or future options collectively.

Commodity Pool Operator or CPO: Any person engaged in a business which is of the nature of an investment trust, syndicate, or similar enterprise, and who, in connection therewith, solicits, accepts, or receives from others, funds, securities, or property, either directly or through capital contributions, the sale of stock or other forms of securities, or otherwise, for the purpose of trading in any commodity for future delivery or commodity option on or subject to the rules of any contract market.

Creation Basket: A block of 25,000 shares used by the Fund to issue shares.

Custodian: U.S. Bank, a national banking association chartered by the Office of the Comptroller of the Currency.

Distributor: Esposito Securities LLC.

Dodd-Frank Act: The Dodd-Frank Wall Street Reform and Consumer Protection Act that was signed into law July 21, 2010.

DTC: The Depository Trust Company. DTC will act as the securities depository for the shares.

DTC Participant: An entity that has an account with DTC.

Exchange Act: The Securities Exchange Act of 1934.

FINRA: Financial Industry Regulatory Authority, formerly the National Association of Securities Dealers.

Fund: The Rising Rate Fund, a series of the Trust.

A-1

Indirect Participants: Banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a DTC Participant, either directly or indirectly.

Limited Liability Company (LLC): A type of business ownership combining several features of corporation and partnership structures.

Margin: The amount of equity required for an investment in futures contracts.

NAV: Net Asset Value of the Fund.

NFA: National Futures Association.

1933 Act: The Securities Act of 1933.

Option: The right, but not the obligation, to buy or sell a futures contract or forward contract at a specified price on or before a specified date.

OTC Contract: A financial contract, whose value is designed to track the return on stocks, bonds, currencies, commodities, or some other benchmark, that is traded OTC or off organized exchanges.

Prudential Regulators: the CFTC, the SEC and the Office of the Comptroller of the Currency, the Board of Governors of the Federal Reserve System, the Federal Deposit Insurance Corporation, the Farm Credit System and the Federal Housing Finance Agency, collectively.

Redemption Basket: A block of 25,000 shares used by the Fund to redeem shares.

SEC: Securities and Exchange Commission.

Secondary Market: The stock exchanges and the OTC market. Securities are first issued as a primary offering to the public. When the securities are traded from that first holder to another, the issues trade in these secondary markets.

Shareholders: Holder of Shares.

Shares: Common shares representing fractional undivided beneficial interests in the Fund.

Swap Contract: Swap transactions generally involve contracts between two parties to exchange a stream of payments computed by reference to a notional amount and the price of the asset that is the subject of the swap. Swap transactions that are not cleared through central counterparties are called “uncleared” or “over-the-counter” (“OTC) swaps.

Treasuries: Obligations of the U.S. government.

Trust: The ETF Managers Group Commodity Trust I, a Delaware statutory trust.

Valuation Day: Any day as of which the Fund calculates its NAV.

You: The owner of shares.

A-2

RISING RATE FUND

Statement of Additional Information

June 17, 2014.

RISING RATE FUND

TABLE OF CONTENTS

Page
Form of Shares	SAI-3
Transfer of Shares	SAI-3
What is the Plan of Distribution?	SAI-4
Calculating NAV	SAI-5
Creation and Redemption of Shares	SAI-6
Use of Proceeds	SAI-11
SAI-2

Form of Shares

Registered Form. Shares are issued in registered form in accordance with the Trust Agreement. US Bank has been appointed registrar and transfer agent for the purpose of transferring shares in certificated form. US Bank keeps a record of all limited partners and holders of the shares in certificated form in the registry (the “Register”). The Sponsor recognizes transfers of shares in certificated form only if done in accordance with the Trust Agreement. The beneficial interests in such shares are held in book-entry form through participants and/or accountholders in DTC.

Book Entry. Individual certificates are not issued for the shares. Instead, shares are represented by one or more global certificates, which are deposited by the Administrator with DTC and registered in the name of Cede & Co., as nominee for DTC. The global certificates evidence all of the shares outstanding at any time. Shareholders are limited to (1) participants in DTC such as banks, brokers, dealers and trust companies (“DTC Participants”), (2) those who maintain, either directly or indirectly, a custodial relationship with a DTC Participant (“Indirect Participants”), and (3) those banks, brokers, dealers, trust companies and others who hold interests in the shares through DTC Participants or Indirect Participants, in each case who satisfy the requirements for transfers of shares. DTC Participants acting on behalf of investors holding shares through such participants’ accounts in DTC will follow the delivery practice applicable to securities eligible for DTC’s Same-Day Funds Settlement System. Shares are credited to DTC Participants’ securities accounts following confirmation of receipt of payment.

DTC. DTC has advised us as follows. It is a limited purpose trust company organized under the laws of the State of New York and is a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities for DTC Participants and facilitates the clearance and settlement of transactions between DTC Participants through electronic book-entry changes in accounts of DTC Participants.

Transfer of Shares

Transfers of Shares Only Through DTC. The shares are only transferable through the book-entry system of DTC. Shareholders who are not DTC Participants may transfer their shares through DTC by instructing the DTC Participant holding their shares (or by instructing the Indirect Participant or other entity through which their shares are held) to transfer the shares. Transfers are made in accordance with standard securities industry practice.

Transfers of interests in shares with DTC are made in accordance with the usual rules and operating procedures of DTC and the nature of the transfer. DTC has established procedures to facilitate transfers among the participants and/or accountholders of DTC. Because DTC can only act on behalf of DTC Participants, who in turn act on behalf of Indirect Participants, the ability of a person or entity having an interest in a global certificate to pledge such interest to persons or entities that do not participate in DTC, or otherwise take actions in respect of such interest, may be affected by the lack of a certificate or other definitive document representing such interest.

DTC has advised us that it will take any action permitted to be taken by a shareholder (including, without limitation, the presentation of a global certificate for exchange) only at the direction of one or more DTC Participants in whose account with DTC interests in global certificates are credited and only in respect of such portion of the aggregate principal amount of the global certificate as to which such DTC Participant or Participants has or have given such direction.

SAI-3

What is the Plan of Distribution?

Buying and Selling Shares

Most investors buy and sell shares of the Fund in secondary market transactions through brokers. Shares trade on the NYSE Arca under the ticker symbol “RISE” shares are bought and sold throughout the trading day like other publicly traded securities. When buying or selling shares through a broker, most investors incur customary brokerage commissions and charges. Investors are encouraged to review the terms of their brokerage account for details on applicable charges.

Distributor and Authorized Purchasers

The offering of the Fund’s shares is a best efforts offering. The Fund continuously offers Creation Baskets consisting of 25,000 shares through the Distributor, to Authorized Purchasers. All Authorized Purchasers pay a $1,000 fee for each order to create or redeem one or more Creation Baskets or Redemption Baskets.

The Distributor receives an annual fee its such distribution services, which for the first year will equal 0.02% of assets under management (“AUM”) (declining if the Fund’s AUM increases above $250,000,000), with a minimum of $15,000 payable annually. In no event will the aggregate compensation paid to the Distributor and any affiliate of the Sponsor for distribution-related services in connection with the offering of shares exceed ten percent (10%) of the gross proceeds of the offering. The activities of the Distributor may result in its being deemed a participant in a distribution in a manner that would render it a statutory underwriter and subject it to the prospectus delivery and liability provisions of the 1933 Act.

The offering of baskets is being made in compliance with Conduct Rule 2310 of FINRA. Accordingly, Authorized Purchasers will not make any sales to any account over which they have discretionary authority without the prior written approval of a purchaser of shares.

The per share price of shares offered in Creation Baskets on any subsequent day will be the total NAV of the Fund calculated shortly after the close of the core trading session on the NYSE Arca on that day divided by the number of issued and outstanding shares. An Authorized Purchaser is not required to sell any specific number or dollar amount of shares.

By executing an Authorized Purchaser Agreement, an Authorized Purchaser becomes part of the group of parties eligible to purchase baskets from, and put baskets for redemption to, the Fund. An Authorized Purchaser is under no obligation to create or redeem baskets, and an Authorized Purchaser is under no obligation to offer to the public shares of any baskets it does create.

As of June XX, 2014, the following have entered into Authorized Purchaser Agreements to purchase and sell shares of the Fund:

[List of APs or anticipated APs][To be updated by Pre-Effective Amendment]

Because new shares can be created and issued on an ongoing basis, at any point during the life of the Fund, a “distribution”, as such term is used in the 1933 Act, will be occurring. Authorized Purchasers, other broker-dealers and other persons are cautioned that some of their activities may result in their being deemed participants in a distribution in a manner that would render them statutory underwriters and subject them to the prospectus delivery and liability provisions of the 1933 Act. For example, the Initial Authorized Purchaser was a statutory underwriter with respect to its initial purchase of Creation Baskets. In addition, any purchaser who purchases shares with a view towards distribution of such shares may be deemed to be a statutory underwriter. Authorized Purchasers will comply with the prospectus-delivery requirements in connection with the sale of shares to customers. For example, an Authorized Purchaser, other broker-dealer firm or its client will be deemed a statutory underwriter if it purchases a basket from the Fund, breaks the basket down into the constituent shares and sells the shares to its customers; or if it chooses to couple the creation of a supply of new shares with an active selling effort involving solicitation

SAI-4

of secondary market demand for the shares. Authorized Purchasers may also engage in secondary market transactions in shares that would not be deemed “underwriting”. For example, an Authorized Purchaser may act in the capacity of a broker or dealer with respect to shares that were previously distributed by other Authorized Purchasers. A determination of whether a particular market participant is an underwriter must take into account all the facts and circumstances pertaining to the activities of the broker-dealer or its client in the particular case, and the examples mentioned above should not be considered a complete description of all the activities that would lead to designation as an underwriter and subject them to the prospectus-delivery and liability provisions of the 1933 Act.

Dealers who are neither Authorized Purchasers nor “underwriters” but are nonetheless participating in a distribution (as contrasted to ordinary secondary trading transactions), and thus dealing with shares that are part of an “unsold allotment” within the meaning of Section 4(3)(C) of the 1933 Act, would be unable to take advantage of the prospectus-delivery exemption provided by Section 4(3) of the 1933 Act.

The Sponsor may qualify the shares in states selected by the Sponsor and intends that sales be made through broker-dealers who are members of FINRA. Investors intending to create or redeem baskets through Authorized Purchasers in transactions not involving a broker-dealer registered in such investor’s state of domicile or residence should consult their legal advisor regarding applicable broker-dealer or securities regulatory requirements under the state securities laws prior to such creation or redemption.

While the Authorized Purchasers may be indemnified by the Sponsor, they will not be entitled to receive a discount or commission from the Fund for their purchases of Creation Baskets.

Calculating NAV

The Fund’s NAV is calculated by:

•	Taking the current market value of its total assets;
•	Subtracting any liabilities; and
•	Dividing that total by the total number of outstanding shares.

The Administrator calculates the NAV of the Fund once each NYSE Arca trading day. The NAV for a particular trading day is released after 4:00 p.m. New York time. Trading during the core trading session on the NYSE Arca typically closes at 4:00 p.m. New York time. The Administrator uses the CME closing price (determined at the earlier of the close of the CME) for the contracts traded on the CME, but calculates or determines the value of all other Fund investments using market quotations, if available, or other information customarily used to determine the fair value of such investments as of the earlier of the close of the NYSE Arca or 4:00 p.m. New York time, in accordance with the current Administrative Agency Agreement among U.S. Bancorp Fund Services, the Fund and the Sponsor. “Other information” customarily used in determining fair value includes information consisting of market data in the relevant market supplied by one or more third parties including, without limitation, relevant rates, prices, yields, yield curves, volatilities, spreads, correlations or other market data in the relevant market; or information of the types described above from internal sources if that information is of the same type used by the Fund in the regular course of its business for the valuation of similar transactions. The information may include costs of funding, to the extent costs of funding are not and would not be a component of the other information being utilized. Third parties supplying quotations or market data may include, without limitation, dealers in the relevant markets, end-users of the relevant product, information vendors, brokers and other sources of market information.

In addition, in order to provide updated information relating to the Fund for use by investors and market professionals, the NYSE Arca calculates and disseminates throughout the core trading session on each trading day an updated indicative fund value. The indicative fund value is calculated by using the prior day’s closing NAV per share of the Fund as a base and updating that value throughout the trading day to reflect changes in the most recently reported trade price for the futures and options held by the Fund

SAI-5

traded on the CME. The indicative fund value share basis disseminated during NYSE Arca core trading session hours should not be viewed as an actual real time update of the NAV, because the NAV is calculated only once at the end of each trading day based upon the relevant end of day values of the Fund’s investments.

The indicative fund value is disseminated on a per share basis every 15 seconds during regular NYSE Arca core trading session hours of 9:30 a.m. New York time to 4:00 p.m. New York time. The normal trading hours of the NYMEX are 10:00 a.m. New York time to 2:30 p.m. New York time. This means that there is a gap in time at the beginning and the end of each day during which the Fund’s shares are traded on the NYSE Arca, but real-time CME trading prices for contracts traded on the CME are not available. During such gaps in time the indicative fund value will be calculated based on the end of day price of such contracts from the CME’s immediately preceding trading session. In addition, other investments and Treasuries held by the Fund will be valued by the Administrator, using rates and points received from client-approved third party vendors (such as Reuters and WM Company) and advisor quotes. These investments will not be included in the indicative fund value.

The NYSE Arca disseminates the indicative fund value through the facilities of CTA/CQ High Speed Lines. In addition, the indicative fund value is published on the NYSE Arca’s website and is available through on-line information services such as Bloomberg and Reuters.

Dissemination of the indicative fund value provides additional information that is not otherwise available to the public and is useful to investors and market professionals in connection with the trading of the Fund shares on the NYSE Arca. Investors and market professionals are able throughout the trading day to compare the market price of the Fund and the indicative fund value. If the market price of the Fund shares diverges significantly from the indicative fund value, market professionals will have an incentive to execute arbitrage trades. For example, if the Fund appears to be trading at a discount compared to the indicative fund value, a market professional could buy the Fund shares on the NYSE Arca and take the opposite position in Treasury Instruments. Such arbitrage trades can tighten the tracking between the market price of the Fund and the indicative fund value and thus can be beneficial to all market participants.

Creation and Redemption of Shares

The Fund creates and redeems shares from time to time, but only in one or more Creation Baskets or Redemption Baskets. The creation and redemption of baskets are only made in exchange for delivery to the Fund or the distribution by the Fund of the amount of Treasuries and any cash represented by the baskets being created or redeemed, the amount of which is based on the combined NAV of the number of shares included in the baskets being created or redeemed determined as of 4:00 p.m. New York time on the day the order to create or redeem baskets is properly received.

Authorized Purchasers are the only persons that may place orders to create and redeem baskets. Authorized Purchasers must be (1) registered broker-dealers or other securities market participants, such as banks and other financial institutions, that are not required to register as broker-dealers to engage in securities transactions described below, and (2) DTC Participants. To become an Authorized Purchaser, a person must enter into an Authorized Purchaser Agreement with the Sponsor. The Authorized Purchaser Agreement provides the procedures for the creation and redemption of baskets and for the delivery of the Treasuries and any cash required for such creation and redemptions. The Authorized Purchaser Agreement and the related procedures attached thereto may be amended by the Fund, without the consent of any limited partner or shareholder or Authorized Purchaser. Authorized Purchasers will pay a transaction fee of [$1,000] to the Fund for each order they place to create or redeem one or more baskets. Authorized Purchasers who make deposits with the Fund in exchange for baskets receive no fees, commissions or other form of compensation or inducement of any kind from either the Fund or the Sponsor, and no such person will have any obligation or responsibility to the Sponsor or the Fund to effect any sale or resale of shares.

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Certain Authorized Purchasers are expected to be capable of participating directly in the Treasury market and the related derivatives market. In some cases, Authorized Purchasers or their affiliates may from time to time buy or sell Treasuries and related derivatives and may profit in these instances. The Sponsor believes that the size and operation of the Treasury market make it unlikely that an Authorized Purchaser’s direct activities in such markets will significantly affect the price of Treasuries, related derivatives or the price of the shares.

Each Authorized Purchaser is required to be registered as a broker-dealer under the Exchange Act and is a member in good standing with FINRA, or exempt from being or otherwise not required to be registered as a broker-dealer or a member of FINRA, and qualified to act as a broker or dealer in the states or other jurisdictions where the nature of its business so requires. Certain Authorized Purchasers may also be regulated under federal and state banking laws and regulations. Each Authorized Purchaser has its own set of rules and procedures, internal controls and information barriers as it determines is appropriate in light of its own regulatory regime.

Under the Authorized Purchaser Agreement, the Sponsor has agreed to indemnify the Authorized Purchasers against certain liabilities, including liabilities under the 1933 Act, and to contribute to the payments the Authorized Purchasers may be required to make in respect of those liabilities.

The following description of the procedures for the creation and redemption of baskets is only a summary and an investor should refer to the relevant provisions of the Trust Agreement and the form of Authorized Purchaser Agreement for more detail, each of which is attached as an exhibit to the registration statement of which this prospectus is a part. See “Where You Can Find More Information” for information about where you can obtain the registration statement.

Creation Procedures

On any business day, an Authorized Purchaser may place an order with the Marketing Agent to create one or more baskets. For purposes of processing purchase and redemption orders, a “business day” means any day other than a day when any of the NYSE Arca, the CME or the New York Stock Exchange is closed for regular trading. Purchase orders must be placed by 12:00 p.m. New York time or the close of regular trading on the NYSE Arca, whichever is earlier. The day on which the Marketing Agent receives a valid purchase order is referred to as the purchase order date.

By placing a purchase order, an Authorized Purchaser agrees to deposit U.S. Treasuries, cash or a combination of U.S. Treasuries and cash, as described below. Prior to the delivery of baskets for a purchase order, the Authorized Purchaser must also have wired to the Custodian the non-refundable transaction fee due for the purchase order. Authorized Purchasers may not withdraw a creation request.

The manner by which creations are made is dictated by the terms of the Authorized Purchaser Agreement. By placing a purchase order, an Authorized Purchaser agrees to deposit U.S. Treasuries, cash, or a combination of U.S. Treasuries and cash with the Custodian of the fund. If an Authorized Purchaser fails to so deposit, the order shall be cancelled.

Determination of Required Deposits

The total deposit required to create each basket (“Creation Basket Deposit”) is the amount of U.S. Treasuries and/or cash that is in the same proportion to the total assets of the Fund (net of estimated accrued but unpaid fees, expenses and other liabilities) on the purchase order date as the number of shares to be created under the purchase order is in proportion to the total number of shares outstanding on the purchase order dates. The Sponsor determines, directly in its sole discretion or in consultation with the Administrator, the requirements for U.S. Treasuries and the amount of cash, including the maximum permitted remaining maturity of a Treasury and proportions of each Treasury and cash that may be included in deposits to create baskets. The Marketing Agent will publish such requirements at the beginning of each business day. The amount of cash deposit required is the difference between the

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aggregate market value of the U.S. Treasuries required to be included in a Creation Basket Deposit as of 4:00 p.m. New York time on the date the order to purchase is properly received and the total required deposit.

Delivery of Required Deposits

An Authorized Purchaser who places a purchase order is responsible for transferring to the Fund’s account with the Custodian the required amount of U.S. Treasuries and cash by the end of the third business day following the purchase order date. Upon receipt of the deposit amount, the Administrator directs DTC to credit the number of baskets ordered to the Authorized Purchaser’s DTC account on the third business day following the purchase order date. The expense and risk of delivery and ownership of U.S. Treasuries until such U.S. Treasuries have been received by the Custodian on behalf of the Fund shall be borne solely by the Authorized Purchaser.

Because orders to purchase baskets must be placed by 12:00 p.m., New York time, but the total payment required to create a basket during the continuous offering period will not be determined until after 4:00 p.m., New York time, on the date the purchase order is received, Authorized Purchasers will not know the total amount of the payment required to create a basket at the time they submit an irrevocable purchase order for the basket. The Fund’s NAV and the total amount of the payment required to create a basket could rise or fall substantially between the time an irrevocable purchase order is submitted and the time the amount of the purchase price in respect thereof is determined.

Rejection of Purchase Orders

The Sponsor acting by itself or through the Marketing Agent shall have the absolute right no obligation to reject a purchase order or a Creation Basket Deposit if:

• it determines that the investment alternative available to the Fund at that time will not enable it to meet its investment objective;

• it determines that the purchase order or the Creation Basket Deposit is not in proper form;

• it believes that the purchase order or the Creation Basket Deposit would have adverse tax consequences to the Fund, the limited partners or its shareholders;

• the acceptance or receipt of the Creation Basket Deposit would, in the opinion of counsel to the Sponsor, be unlawful; or

• circumstances outside the control of the Sponsor, Marketing Agent or Custodian make it, for all practical purposes, not feasible to process creations of baskets.

None of the Sponsor, Marketing Agent or Custodian will be liable for the rejection of any purchase order or Creation Basket Deposit.

Redemption Procedures [To be updated by Pre-Effective Amendment]

The procedures by which an Authorized Purchaser can redeem one or more baskets mirror the procedures for the creation of baskets. On any business day, an Authorized Purchaser may place an order with the Marketing Agent to redeem one or more baskets. Redemption orders must be placed by 12:00 p.m. New York time or the close of regular trading on the NYSE Arca, whichever is earlier. A redemption order so received will be effective on the date it is received in satisfactory form by the Marketing Agent. The redemption procedures allow Authorized Purchasers to redeem baskets and do not entitle an individual shareholder to redeem any shares in an amount less than a Redemption Basket, or to redeem baskets other than through an Authorized Purchaser.

By placing a redemption order, an Authorized Purchaser agrees to deliver the baskets to be redeemed through DTC’s book-entry system to the Fund, as described below. Prior to the delivery of the redemption distribution for a redemption order, the Authorized Purchaser must also have wired to the Fund’s account at the Custodian the non-refundable transaction fee due for the redemption order. An Authorized Purchaser may not withdraw a redemption order.

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The manner by which redemptions are made is dictated by the terms of the Authorized Purchaser Agreement. By placing a redemption order, an Authorized Purchaser agrees to (1) deliver the Redemption Basket to be redeemed through DTC’s book-entry system to the fund’s account with the Custodian not later than 3:00 p.m. New York time on the third business day following the effective date of the redemption order (“Redemption Distribution Date”), and (2) if required by the Sponsor in its sole discretion, enter into or arrange for a block trade, an exchange for physical or exchange for swap, or any other OTC energy transaction (through itself or a designated acceptable broker) with the fund for the sale of a number and type of futures contracts at the closing settlement price for such contracts on the Redemption Order Date. If an Authorized Purchaser fails to consummate (1) and (2) above, the order shall be cancelled. The number and type of contracts specified shall be determined by the Sponsor, in its sole discretion, to meet the Fund’s investment objective and shall be sold as a result of the Authorized Purchaser’s sale of shares.

Determination of Redemption Distribution

The redemption distribution from the Fund consists of a transfer to the redeeming Authorized Purchaser of an amount of U.S. Treasuries and/or cash that is in the same proportion to the total assets of the Fund (net of estimated accrued but unpaid fees, expenses and other liabilities) on the date the order to redeem is properly received as the number of shares to be redeemed under the redemption order is in proportion to the total number of shares outstanding on the date the order is received. The Sponsor, directly or in consultation with the Administrator, determines the requirements for U.S. Treasuries and the amounts of cash, including the maximum permitted remaining maturity of a Treasury, and the proportions of U.S. Treasuries and cash that may be included in distributions to redeem baskets. The Marketing Agent will publish an estimate of the redemption distribution per basket as of the beginning of each business day.

Delivery of Redemption Distribution

The redemption distribution due from the Fund will be delivered to the Authorized Purchaser by 3:00 p.m. New York time on the third business day following the redemption order date if, by 3:00 p.m. New York time on such third business day, the Fund’s DTC account has been credited with the baskets to be redeemed. If the Fund’s DTC account has not been credited with all of the baskets to be redeemed by such time, the redemption distribution will be delivered to the extent of whole baskets received. Any remainder of the redemption distribution will be delivered on the next business day to the extent of remaining whole baskets received if the Fund receives the fee applicable to the extension of the redemption distribution date which the Sponsor may, from time to time, determine and the remaining baskets to be redeemed are credited to the Fund’s DTC account by 3:00 p.m. New York time on such next business day. Any further outstanding amount of the redemption order shall be cancelled. Pursuant to information from the Sponsor, the Custodian will also be authorized to deliver the redemption distribution notwithstanding that the baskets to be redeemed are not credited to the Fund’s DTC account by 3:00 p.m. New York time on the third business day following the redemption order date if the Authorized Purchaser has collateralized its obligation to deliver the baskets through DTC’s book entry-system on such terms as the Sponsor may from time to time determine.

Suspension or Rejection of Redemption Orders

The Sponsor may, in its discretion, suspend the right of redemption, or postpone the redemption settlement date, (1) for any period during which the NYSE Arca or the NYMEX is closed other than customary weekend or holiday closings, or trading on the NYSE Arca or the NYMEX is suspended or restricted, (2) for any period during which an emergency exists as a result of which delivery, disposal or evaluation of U.S. Treasuries is not reasonably practicable, or (3) for such other period as the Sponsor determines to be necessary for the protection of the limited partners or shareholders. For example, the Sponsor may determine that it is necessary to suspend redemptions to allow for the orderly liquidation of the Fund’s assets at an appropriate value to fund a redemption. If the Sponsor has difficulty liquidating its positions, e.g., because of a market disruption event in the futures markets, a suspension of trading by

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the exchange where the futures contracts are listed or an unanticipated delay in the liquidation of a position in an over the counter contract, it may be appropriate to suspend redemptions until such time as such circumstances are rectified. None of the Sponsor, the Marketing Agent, the Administrator, or the Custodian will be liable to any person or in any way for any loss or damages that may result from any such suspension or postponement.

Redemption orders must be made in whole baskets. The Sponsor will reject a redemption order if the order is not in proper form as described in the Authorized Purchaser Agreement or if the fulfillment of the order, in the opinion of its counsel, might be unlawful. The Sponsor may also reject a redemption order if the number of shares being redeemed would reduce the remaining outstanding shares to 100,000 shares (i.e., one basket) or less, unless the Sponsor has reason to believe that the placer of the redemption order does in fact possess all the outstanding shares and can deliver them.

Creation and Redemption Transaction Fee

To compensate the Fund for its expenses in connection with the creation and redemption of baskets, an Authorized Purchaser is required to pay a transaction fee to the Fund of $1,000 per order to create or redeem baskets, regardless of the number of baskets in such order. An order may include multiple baskets. The transaction fee may be reduced, increased or otherwise changed by the Sponsor. The Sponsor shall notify DTC of any change in the transaction fee and will not implement any increase in the fee for the redemption of baskets until 30 days after the date of the notice.

Tax Responsibility

Authorized Purchasers are responsible for any transfer tax, sales or use tax, stamp tax, recording tax, value added tax or similar tax or governmental charge applicable to the creation or redemption of baskets, regardless of whether or not such tax or charge is imposed directly on the Authorized Purchaser, and agree to indemnify the Sponsor and the Fund if they are required by law to pay any such tax, together with any applicable penalties, additions to tax and interest thereon.

Secondary Market Transactions

As noted, the Fund creates and redeems shares from time to time, but only in one or more Creation Baskets or Redemption Baskets. The creation and redemption of baskets are only made in exchange for delivery to the Fund or the distribution by the Fund of the amount of U.S. Treasuries and cash represented by the baskets being created or redeemed, the amount of which will be based on the aggregate NAV of the number of shares included in the baskets being created or redeemed determined on the day the order to create or redeem baskets is properly received.

As discussed above, Authorized Purchasers are the only persons that may place orders to create and redeem baskets. Authorized Purchasers must be registered broker-dealers or other securities market participants, such as banks and other financial institutions that are not required to register as broker-dealers to engage in securities transactions. An Authorized Purchaser is under no obligation to create or redeem baskets, and an Authorized Purchaser is under no obligation to offer to the public shares of any baskets it does create. Authorized Purchasers that do offer to the public shares from the baskets they create will do so at per-share offering prices that are expected to reflect, among other factors, the trading price of the shares on the NYSE Arca, the NAV of the Fund at the time the Authorized Purchaser purchased the Creation Baskets and the NAV of the shares at the time of the offer of the shares to the public, the supply of and demand for shares at the time of sale, and the liquidity of the futures contract market and the market for Treasury Investments. The prices of shares offered by Authorized Purchasers are expected to fall between the Fund’s NAV and the trading price of the shares on the NYSE Arca at the time of sale. Shares initially comprising the same basket but offered by Authorized Purchasers to the public at different times may have different offering prices. An order for one or more baskets may be placed by an Authorized Purchaser on behalf of multiple clients. Authorized Purchasers who make deposits with the Fund in exchange for baskets receive no fees, commissions or other form of

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compensation or inducement of any kind from either the Fund or the Sponsor, and no such person has any obligation or responsibility to the Sponsor or the Fund to effect any sale or resale of shares. Shares trade in the secondary market on the NYSE Arca. Shares may trade in the secondary market at prices that are lower or higher relative to their NAV per share. The amount of the discount or premium in the trading price relative to the NAV per share may be influenced by various factors, including the number of investors who seek to purchase or sell shares in the secondary market and the liquidity of the futures contracts market and the market for Treasury Investments. While the shares trade during the core trading session on the NYSE Arca until 4:00 p.m. New York time, liquidity in the market for Treasury Interests may be reduced after the close of the NYMEX at 2:30 p.m. New York time. As a result, during this time, trading spreads, and the resulting premium or discount, on the shares may widen.

Use of Proceeds

The Sponsor causes the Fund to transfer the proceeds from the sale of Creation Baskets to the Custodian or other custodian for trading activities. The Sponsor will invest the proceeds in U.S. Treasuries with a maturity of 90 days or less, cash and/or cash equivalents and in futures contracts and options on futures contracts on U.S. Treasuries. When the Fund purchases a futures contract, the Fund is required to deposit with the selling FCM on behalf of the exchange a portion of the value of the contract or other interest as security to ensure payment for the obligation at maturity. This deposit is known as initial margin. The Fund will receive or pay, depending on market movement, variation margin as the value of the futures position increase or decreases. Counterparties in transactions in OTC contracts will generally impose similar collateral requirements on the Fund. The Fund will pay premiums on the options contracts that it purchases. The Sponsor will invest the assets that remain after margin and collateral are posted in U.S. Treasuries, cash and/or cash equivalents Subject to these margin and collateral requirements, the Sponsor has sole authority to determine the percentage of assets that are:

•	held on deposit with the FCM or other custodian,
•	used for other investments, and
•	held in bank accounts to pay current obligations and as reserves.

Approximately 10% of the Fund’s assets are expected to normally be committed as margin for futures contracts. However, from time to time, the percentage of assets committed as margin may be substantially more, or less, than such range. Ongoing margin and collateral payments will generally be required for both exchange-traded and OTC Contracts based on changes in their value. Furthermore, ongoing collateral requirements with respect to OTC Contracts are negotiated by the parties, and may be affected by overall market volatility, volatility of the underlying commodity or index, the ability of the counterparty to hedge its exposure, and each party’s creditworthiness. In light of the differing requirements for initial payments under exchange-traded and OTC Contracts and the fluctuating nature of ongoing margin and collateral payments, it is not possible to estimate what portion of the Fund’s assets will be posted as margin or collateral at any given time. The U.S. Treasuries, cash and cash equivalents held by the Fund will constitute reserves that will be available to meet ongoing margin and collateral requirements. All interest income will be used for the Fund’s benefit. The Sponsor invests the balance of the Fund’s assets not invested futures or options U.S. Treasuries with a maturity of 90 days or less, cash and cash equivalents and such funds are available as reserves for changes in margin. All interest income is used for the Fund’s benefit.

An FCM, counterparty, government agency or commodity exchange could increase margin or collateral requirements applicable to the Fund to hold trading positions at any time. Moreover, margin is merely a security deposit and has no bearing on the profit or loss potential for any positions held.

The assets of the Fund posted as margin for futures contracts will be held in segregation pursuant to the CEA and CFTC regulations.

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PART II

Information Not Required in the Prospectus

Item 13.	Other Expenses of Issuance and Distribution [To be completed by Pre-Effective Amendment]

Set forth below is an estimate (except as indicated) of the amount of fees and expenses (other than underwriting commissions and discounts) payable by the registrant in connection with the issuance and distribution of the units pursuant to the prospectus contained in this registration statement.

Amount
SEC registration fee (actual)	$
NYSE Arca Listing Fee (actual)	$
FINRA filing fees (actual)	$
Blue Sky expenses		n/a
Auditor’s fees and expenses	$
Legal fees and expenses	$
Printing expenses	$
Miscellaneous expenses
Total	$

Item 14.	Indemnification of Directors and Officers

The Trust’s Declaration of Trust and Trust Agreement (the “Trust Agreement”) provides that the Sponsor shall be indemnified by the Trust (or, by a Fund of the Trust separately to the extent the matter in question relates to a single fund or disproportionately affects a Fund in relation to other Funds) against any losses, judgments, liabilities, expenses and amounts paid in settlement of any claims sustained by it in connection with its activities for the Trust, or any Fund as applicable, provided that (i) the Sponsor was acting on behalf of or performing services for the Trust, or such Fund as applicable, and has determined, in good faith, that such course of conduct was in the best interests of the Trust, or such Fund as applicable, and such liability or loss was not the result of gross negligence, willful misconduct, or a breach of the Trust Agreement on the part of the Sponsor and (ii) any such indemnification will only be recoverable from the Trust estate or the applicable estate of such Fund.  All rights to indemnification permitted by the Trust Agreement and payment of associated expenses shall not be affected by the dissolution or other cessation to exist of the Sponsor, or the withdrawal, adjudication of bankruptcy or insolvency of the Sponsor, or the filing of a voluntary or involuntary petition in bankruptcy under Title 11 of the Bankruptcy Code by or against the Sponsor.

Notwithstanding the foregoing, the Sponsor shall not be indemnified for any losses, liabilities or expenses arising from or out of an alleged violation of U.S. federal or state securities laws unless (i) there has been a successful adjudication on the merits of each count involving alleged securities law violations as to the particular indemnitee and the court approves the indemnification of such expenses (including, without limitation, litigation costs), (ii) such claims have been dismissed with prejudice on the merits by a court of competent jurisdiction as to the particular indemnitee and the court approves the indemnification of such expenses (including, without limitation, litigation costs) or (iii) a court of competent jurisdiction approves a settlement of the claims against a particular indemnitee and finds that indemnification of the settlement and related costs should be made.

The Trust and the Funds shall not incur the cost of that portion of any insurance which insures any party against any liability, the indemnification of which is prohibited by the Trust Agreement.

Expenses incurred in defending a threatened or pending civil, administrative or criminal action suit or proceeding against the Sponsor shall be paid by the Trust in advance of the final disposition of such action, suit or proceeding, if (i) the legal action relates to the performance of duties or services by the Sponsor on behalf of the Trust or any Fund as applicable; (ii) the legal action is initiated by a party other than the Trust or any Fund as applicable; and (iii) the Sponsor undertakes to repay the advanced funds with interest to the Trust, or any Fund as applicable, in cases in which it is not entitled to indemnification under the Trust Agreement.

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For purposes of the indemnification provisions of the Trust Agreement, the term “Sponsor” includes, in addition to the Sponsor, any other covered person performing services on behalf of the Trust, or any Fund as applicable, and acting within the scope of the Sponsor’s authority as set forth in the Trust Agreement.

In the event the Trust, or any Fund as applicable, is made a party to any claim, dispute, demand or litigation or otherwise incurs any loss, liability, damage, cost or expense as a result of or in connection with any Shareholder’s (or assignee’s) obligations or liabilities unrelated to the business of the Trust, or any Fund as applicable, such Shareholder (or assignees cumulatively) shall indemnify, defend, hold harmless, and reimburse the Trust, or such Fund as applicable, for all such loss, liability, damage, cost and expense incurred, including attorneys’ and accountants’ fees.

The payment of any amount pursuant to the Trust Agreement shall take into account the allocation of liabilities and other amounts, as appropriate, among the Funds.

Item 15.	Recent Sales of Unregistered Securities [To be completed by Pre-Effective Amendment]

On _____, 2014 the Sponsor made a $______ capital contribution to the Trust and acquired ____ shares of the Fund in connection therewith.  Such shares were sold in a private offering exempt from registration under Section 4(2) of the Securities Act of 1933, as amended.

Item 16.	Exhibits and Financial Statement Schedules

(a) Exhibits

3.1	Declaration of Trust and Trust Agreement of the Registrant. *

3.2	Certificate of Trust of the Registrant. *

5.1	Opinion of Reed Smith LLP relating to the legality of the Shares. *

8.1	Opinion of Reed Smith LLP with respect to federal income tax consequences. *

10.1	Form of Authorized Purchaser Agreement. *

10.2	Form of Distribution Services Agreement. *

10.6	Form of Custody Agreement. *

10.7	Form of Services Agreement. *

10.8	Form of Transfer Agency and Service Agreement. *

10.9	Form of Marketing Services Agreement *

23.1	Consent of Reed Smith LLP. *

23.2	Consent of Independent Registered Public Accounting Firm. *
*	To be filed by amendment.

(b) Financial Statement Schedules

The financial statement schedules are either not applicable or the required information is included in the financial statements and footnotes related thereto.

Item 17.	Undertakings
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(a) Each undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement.  Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i) If the registrant is subject to Rule 430C (§230.430C of this chapter), each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A (§230.430A of this chapter), shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness.  Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:  The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424 (§230.424 of this chapter);

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

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(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunder duly authorized, in the city of Summit, state of New Jersey, on ____, 2014.

By:	ETF Managers Capital LLC, Sponsor

By:
Samuel R. Masucci III Principal Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated. The document may be executed by signatories hereto on any number of counterparts, all of which shall constitute one and the same instrument.

Signature	Title	Date

Samuel R. Masucci III	Principal Executive Officer
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